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                                                                      EXHIBIT 99

                             RELIANT RESOURCES, INC.
                         ITEMS INCORPORATED BY REFERENCE

ITEMS INCORPORATED BY REFERENCE FROM RELIANT RESOURCES PROSPECTUS

                                  RISK FACTORS

     You should carefully consider the risks described below as well as other information contained in this prospectus before buying shares of our common stock in this offering. These are the risks we consider to be material to your decision whether to invest in our common stock at this time. There may be risks that you view in a different way than we do, and we may omit a risk that we consider immaterial but that you would consider important. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

                    RISKS RELATED TO OUR WHOLESALE BUSINESS

OUR REVENUES AND RESULTS OF OPERATIONS ARE SUBJECT TO MARKET RISKS THAT ARE BEYOND OUR CONTROL.

     We sell electricity from our power generation facilities into the spot market or other competitive power markets or on a contractual basis. We are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for electricity in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. In addition, the Federal Energy Regulatory Commission, or "FERC," which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Most of our domestic power generation facilities purchase fuel under short-term contracts or on the spot market. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could have an adverse impact on our revenues and results of operations.

     Volatility in market prices for fuel and electricity may result from:

     - weather conditions,

     - seasonality,

     - electricity usage,

     - illiquid markets,

     - transmission or transportation constraints or inefficiencies,

     - availability of competitively priced alternative energy sources,

     - demand for energy commodities,

     - natural gas, crude oil and refined products, and coal production levels,

     - natural disasters, wars, embargoes and other catastrophic events, and

     - federal, state and foreign energy and environmental regulation and legislation.

WE DO NOT ATTEMPT TO FULLY HEDGE OUR ASSETS OR POSITIONS AGAINST CHANGES IN COMMODITY PRICES, AND OUR HEDGING PROCEDURES MAY NOT WORK AS PLANNED.



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     To lower our financial exposure related to commodity price fluctuations, our trading, marketing and risk management operations routinely enter into contracts to hedge a portion of our purchase and sale commitments, weather positions, fuel requirements and inventories of natural gas, coal, crude oil and refined products, and other commodities. As part of this strategy, we routinely utilize fixed-price forward physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. However, we do not expect to cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent we have unhedged positions, fluctuating commodity prices can impact our financial results and financial position, either favorably or unfavorably.

     At times we have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can impact our financial results and financial position, either favorably or unfavorably.

     The risk management procedures we have in place may not always be followed or may not always work as planned. As a result of these and other factors, we cannot predict with precision the impact that our risk management decisions may have on our businesses, operating results or financial position. Although we devote a considerable amount of management efforts to these issues, their outcome is uncertain.

     Our trading, marketing and risk management operations are exposed to the risk that counterparties which owe us money or energy as a result of market transactions will not perform their obligations. Should the counterparties to these arrangements fail to perform, we might be forced to acquire alternative hedging arrangements or honor the underlying commitment at then-current market prices. In such event, we might incur additional losses to the extent of amounts, if any, already paid to the counterparties.

     In connection with our trading and marketing operations, we have guaranteed or indemnified the performance of a portion of the obligations of our trading and marketing subsidiaries. Some of these guarantees and indemnities are for fixed amounts, others have a fixed maximum amount and others do not specify a maximum amount. The obligations underlying these guarantees and indemnities are recorded on our consolidated balance sheet as price risk management liabilities. These obligations make up a significant portion of these line items. We might not be able to satisfy all of these guarantees and indemnification obligations if they were to come due at the same time.

RECENT HIGH PRICES IN THE CALIFORNIA WHOLESALE POWER MARKETS HAVE NEGATIVELY IMPACTED THE OPERATING RESULTS AND FINANCIAL STABILITY OF SOME OF CALIFORNIA'S PUBLIC UTILITIES. THIS HAS LED TO DEFAULTS BY THESE UTILITIES ON THEIR OBLIGATIONS TO PAY FOR PURCHASED POWER AND, IN THE CASE OF PACIFIC GAS AND ELECTRIC COMPANY, THE FILING OF A VOLUNTARY PETITION FOR BANKRUPTCY. AS A RESULT, OUR WHOLESALE POWER OPERATIONS SERVING THE WESTERN MARKET HAVE BEEN CAUGHT UP IN A MAJOR CRISIS IN THE WESTERN WHOLESALE ELECTRIC MARKETS AND NOW FACE DELAYS IN THE COLLECTION OF RECEIVABLES, THE POSSIBILITY OF LESS THAN FULL PAYMENT FOR POWER SOLD IN THOSE MARKETS AND AN INCREASED POSSIBILITY OF RE-REGULATION OF CERTAIN ASPECTS OF SUCH OPERATIONS.



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     During the summer and fall of 2000, prices for wholesale electricity in
California increased dramatically as a result of a combination of factors. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Factors Affecting Our Future Earnings -- Competition and Restructuring of the Wholesale Electricity Market" for a discussion of the California power crisis.

     Although wholesale prices increased, California's deregulation legislation kept retail rates frozen below 1996 levels. This caused two of California's public utilities, which are our customers based on our deliveries to the California Power Exchange, or "Cal PX," and the California Independent System Operator, or "Cal ISO," to accrue billions of dollars of unrecovered wholesale power costs. As a result, the credit ratings of these two public utilities were severely downgraded to below investment grade in January 2001. As their credit lines became unavailable, the two utilities defaulted on payments due to the Cal PX and the Cal ISO, which operate financially as pass-through entities, coordinating payments from buyers and sellers of electricity. As a result, the Cal PX and Cal ISO were not able to pay final invoices to market participants totaling over $1 billion.

     Because California's power reserves remain at low levels, in part as a result of the lack of creditworthy buyers of power given the defaults of the California utilities, the Cal ISO has relied on emergency dispatch orders requiring generators to provide at the Cal ISO's direction all power not already under contract. The power supplied to the Cal ISO has been used to meet the needs of the customers of the utilities, even though two of those utilities do not have the credit required to receive such power under the Cal ISO's tariff and may be unable to pay for it. The Cal ISO had previously obtained a preliminary injunction on March 21, 2001 from a federal district court in California compelling us to comply with emergency dispatch orders despite the utilities' failure to meet credit standards. The district court issued the preliminary injunction based on the conclusion that the Cal ISO's tariff provisions regarding credit were not applicable to emergency dispatch orders. On March 22, 2001, we filed a notice of appeal of the district court's injunction with the Ninth Circuit Court of Appeals and on March 23, 2001, we filed an emergency motion for stay of the injunction. Because we showed a "high likelihood of success on the merits" on the appeal, the Ninth Circuit granted the stay on April 5, 2001 suspending the district court's preliminary injunction pending its final ruling on the appeal. On April 6, 2001, the FERC issued an order confirming that the credit provisions of the Cal ISO's tariff apply to all sales of electricity under the tariff, including emergency dispatch orders. As a result of the FERC's order, the district court's preliminary injunction expired in accordance with its terms and we expect that the district court will dismiss the Cal ISO's complaint. Therefore, we no longer need to pursue any further appeal to the Ninth Circuit since we will no longer be compelled to comply with emergency dispatch orders in the absence of a creditworthy counterparty. As of March 31, 2001, we were owed $108 million for power provided in compliance with emergency dispatch orders.






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     As of December 31, 2000, we were owed $101 million by the Cal PX and $181 million by the Cal ISO. In the fourth quarter of 2000, we recorded a pre-tax provision of $39 million against receivable balances related to energy sales in the California market. From January 1, 2001 through March 31, 2001, we had collected $110 million of these receivable balances. As of March 31, 2001, we were owed a total of $337 million by the Cal ISO, the Cal PX, the California Department of Water Resources, or "CDWR," and California Energy Resources Scheduling for energy sales in the California wholesale market during the fourth quarter of 2000 through March 31, 2001. In the first quarter of 2001, we recorded a pre-tax provision of $38 million against receivable balances related to energy sales from January 1, 2001 through March 31, 2001 in the California market. On March 27, 2001, the California Public Utility Commission, or "CPUC," approved an increase in the retail rates of the two defaulting California utilities but ordered the utilities to apply the increase to pay the CDWR for power purchased by the CDWR on the utilities' behalf. Because the CPUC order attempts to prevent use of the increased revenue to pay suppliers for electricity delivered before the date of the decision, the rate increase does not address the existing indebtedness of the utilities. On April 6, 2001, one of these utilities, Pacific Gas and Electric Company, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California. In that proceeding, we anticipate that Pacific Gas and Electric will seek to modify or remove the CPUC's limits on the March 27, 2001 rate increase revenues. Along with other creditors, we also expect to seek such modifications or removal of limitations to permit the court to adequately address the utility's existing debts. Although the other utility, Southern California Edison Company, has publicly indicated that it hopes to avoid filing for bankruptcy protection, a number of its creditors have indicated that unless there is more action on a plan to restore the utility's solvency, an involuntary bankruptcy filing may be made by such creditors. Many of these creditors have already filed lawsuits, including attachment lawsuits, over amounts owed. In an effort to avert the possibility of a bankruptcy filing, on April 9, 2001, Southern California Edison announced that it had signed a memorandum of understanding with the state of California providing for the sale of its transmission system to the CDWR or another state agency for approximately $2.76 billion. The bankruptcy filing by Pacific Gas and Electric or a future bankruptcy filing by Southern California Edison could each result in significant delays in collecting our past receivables from these utilities.

A TAX ON "WINDFALL PROFITS" EARNED BY ELECTRIC GENERATORS AND COMPANIES THAT ARE IN THE BUSINESS OF BUYING AND SELLING ELECTRIC POWER IN THE STATE OF CALIFORNIA HAS BEEN PROPOSED IN THE CALIFORNIA STATE LEGISLATURE. IF SUCH A TAX TARGETING THE WHOLESALE SEGMENT OF THE ELECTRIC POWER INDUSTRY IN THE STATE WAS PASSED, THE RESULTS OF OPERATIONS OF OUR WHOLESALE BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED AND OUR WILLINGNESS TO DEVELOP ADDITIONAL POWER GENERATION FACILITIES IN THE REGION COULD BE DIMINISHED.

     In April 2001, a bill was introduced in the California state legislature that proposed the adoption of a tax on "windfall profits" earned for any taxable year beginning on or after January 1, 2001 by electric generators and companies that are in the business of buying and selling electric power in the state of California. Although many of the significant aspects of the tax, including the proposed tax rates and the definition of "windfall profits," were not completely specified in the bill, the sponsoring legislators have publicly stated that the intent of the bill is to tax revenues earned for selling electric power that "significantly exceed" the cost of producing power. At this time, we cannot predict whether this legislation will be enacted, or if enacted, what form it will take or whether it may be legally applied to our operations. However, if such a tax targeting the wholesale segment of the electric power industry in the state was passed, the results of operations of our Wholesale Energy segment could be materially adversely affected. In addition, if adopted, such a tax could significantly increase the cost of operating power generation facilities serving the California market which could diminish our willingness to develop additional power generation facilities in the region. A reduction of attractive generation opportunities could impair our ability to implement our growth strategy.

OUR ACQUISITION AND PROJECT DEVELOPMENT ACTIVITIES MAY NOT BE SUCCESSFUL, WHICH WOULD IMPAIR OUR ABILITY TO EXECUTE OUR GROWTH STRATEGY.




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     Our business involves numerous risks relating to the acquisition, development and construction of power generation facilities. We may not be able to identify attractive acquisition or development opportunities or complete acquisitions or development projects that we undertake. If we are not able to identify and complete additional acquisitions and development projects, we will not be able to successfully execute our growth strategy. In addition, the success of our future acquisitions or development projects will depend on the appropriateness of the prices we pay for them. If our assumptions underlying the prices we pay for future acquisitions or development projects prove to be materially inaccurate, there could be a significant impact on the financial performance of the particular facility and possibly our entire company. The following factors could cause our acquisition and development activities to be unsuccessful:

     - a limited number of potential acquisitions,

     - competition,

     - the applicable regulatory environment,

     - inability to obtain additional capital on acceptable terms,

     - inability to obtain required governmental permits and approvals,

     - cost-overruns or delays in development that make continuation of a project impracticable,

     - inability to obtain combustion turbines or other key equipment components at reasonable prices,

     - inability to negotiate acceptable acquisition, construction, fuel supply or other material agreements, and

     - inability to hire and retain qualified personnel.

     Currently, we have power generation facilities under development or construction and we intend to pursue additional development projects, including the expansion of some of our existing facilities. Our completion of these facilities is subject to the following substantial risks:

     - changes in market prices,

     - shortages and inconsistent qualities of equipment, material and labor,

     - work stoppages,

     - permitting and other regulatory matters,

     - adverse weather conditions,

     - unforeseen engineering problems,

     - environmental and geological conditions, and

     - unanticipated cost increases.

Any of these factors could give rise to delays, cost overruns or the termination of the plant expansion, construction or development. Many of these risks cannot be adequately covered by insurance. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet specified performance standards, the proceeds of such insurance, warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damages payments we may owe.

     If we were unable to complete the development of a facility, we would generally not be able to recover our investment in the project. The process for obtaining initial environmental, siting and other governmental permits and approvals is complicated, expensive, lengthy and subject to significant uncertainties. In addition, construction delays and contractor performance shortfalls can result in the loss of revenues and may, in turn, adversely affect our results of operations. The failure to complete construction according to specifications can



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result in liabilities, reduced plant efficiency, higher operating costs and reduced earnings. We may not be successful in the development or construction of power generation facilities in the future.

WE INCUR SIGNIFICANT EXPENSES IN EVALUATING POTENTIAL ACQUISITIONS AND DEVELOPMENT PROJECTS.

     To implement our growth strategy, we must continue to actively pursue acquisition and development opportunities. We often incur substantial expenses in investigating and evaluating a potential business development opportunity before we can determine whether the opportunity is feasible or economically attractive. In addition, we expect to participate in many competitive bidding processes or other negotiations for power generation facilities that require us to incur substantial expenses without any assurance that our bids or proposals will be accepted.

SOME OPPORTUNITIES TO ACQUIRE POWER GENERATION ASSETS MAY BE AVAILABLE ONLY IF WE ARE ALSO WILLING TO ACQUIRE REGULATED UTILITY OPERATIONS.

     In the current changing environment for the electric power industry, integrated utility companies may become available for acquisition from time to time. These potential acquisitions may present attractive opportunities to acquire additional power generation assets. However, in order to consummate an acquisition of this nature, we may be required to acquire the entire integrated utility company. The entire company may include transmission and distribution operations that continue to be subject to rate regulation. In addition, some power generation assets that are available for acquisition may continue to be subject to state regulation. To address the regulatory issues presented by such an acquisition, we might seek to find another buyer for regulated operations of the target company that we did not wish to own. Alternatively, if we were to acquire regulated operations ourselves either on an interim or permanent basis, we would need to find acceptable means of addressing constraints or obstacles that may be imposed by applicable state regulatory regimes or by the Public Utility Holding Company Act of 1935, or the "1935 Act." These regulatory issues, or their solutions, may increase the complexity or reduce the likelihood of closing a transaction of this type and acquiring the targeted power generation assets.

WE HAVE MADE SUBSTANTIAL INVESTMENTS IN OUR RECENT ACQUISITIONS AND DEVELOPMENT PROJECTS, AND OUR SUCCESS DEPENDS ON OUR ABILITY TO SUCCESSFULLY INTEGRATE, OPERATE AND MANAGE THESE ASSETS.

     During the period from December 31, 1998 through March 31, 2001, we have expanded our net generating capacity from 3,800 MW to 12,707 MW. In connection with these acquisitions and projects, we have hired a substantial number of new employees. We may not be able to successfully integrate all of the newly hired employees, or profitably integrate, operate, maintain and manage our newly acquired or developed power generation facilities in a competitive environment.

OPERATION OF POWER GENERATION FACILITIES INVOLVES SIGNIFICANT RISKS THAT COULD NEGATIVELY AFFECT OUR REVENUES AND RESULTS OF OPERATIONS.

     We are exposed to risks relating to the breakdown or failure of equipment or processes, fuel supply interruptions, shortages of equipment, material and labor, and operating performance below expected levels of output or efficiency. A significant portion of our facilities were constructed many years ago. Older generating equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep it operating at peak efficiency. This equipment is also likely to require periodic upgrading and improvement. Any unexpected failure to produce power, including failure caused by breakdown or forced outage, could result in reduced earnings.

WE WILL EXPERIENCE A SIGNIFICANT DECLINE IN OUR EUROPEAN ENERGY BUSINESS SEGMENT'S GROSS MARGIN IN 2001.

     On January 1, 2001, our Dutch subsidiary, N.V. UNA, or "UNA," began operating in a competitive market. Consistent with our expectations at the time we acquired UNA, we anticipate that UNA will experience a significant decline in gross margin in 2001 attributable to the deregulation of the market and termination of an agreement with the other Dutch generators and the Dutch distributors. In addition, the results of our European Energy segment will be negatively impacted beginning in 2002 due to the imposition of a standard Dutch corporate income tax rate, which is currently 35%, on the income of UNA. In 2000 and prior years, UNA's Dutch corporate income tax rate was zero percent.

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OUR COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT AND THE COST OF
COMPLIANCE WITH NEW ENVIRONMENTAL LAWS COULD ADVERSELY AFFECT OUR PROFITABILITY.

     Our wholesale business is subject to extensive environmental regulation by federal, state and local authorities. We are required to comply with numerous environmental laws and regulations, and to obtain numerous governmental permits, in operating our facilities. We may incur significant additional costs to comply with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. If any of these events occur, our business, operations and financial condition could be adversely affected.

     We may not be able to obtain or maintain from time to time all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, the operation of our facilities could be prevented or become subject to additional costs.

     We are generally responsible for all on-site liabilities associated with the environmental condition of our power generation facilities which we have acquired and developed, regardless of when the liabilities arose and whether they are known or unknown. These liabilities may be substantial.

WE RELY ON POWER TRANSMISSION FACILITIES THAT WE DO NOT OWN OR CONTROL. IF THESE FACILITIES FAIL TO PROVIDE US WITH ADEQUATE TRANSMISSION CAPACITY, WE MAY NOT BE ABLE TO DELIVER OUR WHOLESALE ELECTRIC POWER PRODUCTS TO OUR CUSTOMERS.

     We depend on transmission and distribution facilities owned and operated by utilities and other power companies to deliver the electricity we sell from our power generation facilities to our customers, who in turn deliver these products to the ultimate consumers of the power. If transmission is disrupted, or transmission capacity is inadequate, our ability to sell and deliver our products may be hindered. Please read "Risks Related to Our Businesses Generally" for a discussion of transmission regulation that can affect access to and availability of transmission.

INCREASING COMPETITION IN THE WHOLESALE POWER MARKET MAY ADVERSELY AFFECT OUR ABILITY TO MAKE FUTURE INVESTMENTS OR ACQUISITIONS.

     The wholesale power industry has numerous competitors, some of which may have more operating experience, more acquisition and development experience, larger staffs and/or greater financial resources than we do. Like us, many of our competitors are seeking attractive opportunities to acquire or develop power generation facilities, both in the United States and abroad. This competition may adversely affect our ability to make investments or acquisitions.

     Industry restructuring often requires or encourages the disaggregation of many vertically-integrated utilities into separate generation, transmission and distribution, and retail businesses. As a result, a significant number of additional competitors could become active in the wholesale power generation segment of our industry.

     While demand for electric energy services is generally increasing throughout the United States, the rate of construction and development of new, more efficient electric generation facilities may exceed increases in demand in some regional electric markets. The commencement of commercial operation of new facilities in the regional markets where we have facilities will likely increase the competitiveness of the wholesale power market in those regions, which could have a material negative effect on our business, results of operations and financial condition.



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                RISKS RELATED TO OUR RETAIL ELECTRICITY BUSINESS

WE MAY LOSE A SIGNIFICANT NUMBER OF THE RETAIL CUSTOMERS WE WILL SUCCEED TO IN THE HOUSTON METROPOLITAN AREA.

     Beginning on January 1, 2002, all customers in Texas of investor-owned utilities, and those of any municipal utility and electric cooperative that opts to participate in the competitive marketplace, will be able to choose their retail electric provider. Beginning on that date, we will provide retail electric services to all customers of Reliant Energy's electric utility division who do not take action to select another retail electric provider. Under the market framework established by the Texas electric restructuring law enacted in 1999, as the affiliated retail electric provider of Reliant Energy's electric utility division, we will initially be required to sell electricity to these Houston area residential and small commercial customers at a specified price, which is referred to in the law as the "price to beat," whereas other retail electric providers will be allowed to sell electricity to these customers at any price. We will not be permitted to offer electricity to these customers at a price other than the price to beat until January 1, 2005, unless before that date the Public Utility Commission of Texas, or "Texas Utility Commission," determines that 40% or more of the amount of electric power that was consumed in 2000 by the relevant class of customers in the Houston metropolitan area is committed to be served by retail electric providers other than us. Because we will not be able to compete for residential and small commercial customers on the basis of price in the Houston area, we may lose a significant number of these customers to other providers.

     In addition, we intend to provide commodity and value-added energy management services to the large commercial and industrial customers currently served by Reliant Energy who do not take action to select another retail electric provider beginning on January 1, 2002. We or any other retail electric provider can offer to provide services to these customers at any negotiated price. We believe that the market will be very competitive, and therefore, a significant number of these customers may choose to be served by another retail electric provider and any of these customers that select us to be their provider may subsequently decide to switch to another provider.

THE RESULTS OF OUR RETAIL ELECTRIC OPERATIONS IN TEXAS WILL BE LARGELY DEPENDENT UPON THE AMOUNT OF GROSS MARGIN, OR "HEADROOM," AVAILABLE IN THE PRICE TO BEAT. THE INITIAL PRICE TO BEAT AND THE AMOUNT OF HEADROOM AVAILABLE IN THE PRICE TO BEAT WILL NOT BE ESTABLISHED UNTIL LATE 2001. FUTURE ADJUSTMENTS TO THE PRICE TO BEAT MAY BE INADEQUATE TO COVER OUR COSTS TO PURCHASE POWER TO SERVE OUR PRICE TO BEAT CUSTOMERS.

     As discussed above, an affiliated retail electric provider may only sell electricity to residential and small commercial customers in the former service territory of its incumbent utility at the price to beat for a period of up to three years. In addition, an affiliated retail electric provider is obligated to offer the price to beat to requesting residential and small commercial customers in the former service territory of its incumbent utility through January 1, 2007. Pursuant to Texas Utility Commission regulations, the initial price to beat for each affiliated retail electric provider will be 6% less than the average rates in effect for its incumbent utility on January 1, 1999, adjusted to take into account a new fuel factor as of December 31, 2001. The fuel factor component of the initial price to beat for the affiliated retail electric providers, including ours, will not be determined until after Texas Utility Commission proceedings scheduled for April through August and October of 2001 have been completed. Therefore, we do not expect the initial price to beat to be established until late 2001.

     The results of our retail electric operations in Texas will be largely dependent upon the amount of headroom available in the price to beat. The available headroom will equal the difference between the price to beat and the sum of the charges, fees and transmission and distribution utility rate approved by the Texas Utility Commission and the price the affiliated retail electric provider pays for power to serve its price to beat customers. The larger the amount of headroom, the more incentive new market entrants should have to provide retail electric services in a given market. Currently, we do not know nor can we estimate the amount of headroom in our initial price to beat or in the initial price to beat for the affiliated retail electric provider in each other Texas retail electric market. Headroom may be a positive or negative number. If the amount of headroom in our price to beat is a negative number, we would be selling power to our price to beat customers



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in the Houston metropolitan area at a price below our costs of purchasing and delivering power to those customers.

     The Texas Utility Commission's regulations allow an affiliated retail electric provider to adjust its price to beat fuel factor based on the percentage change in the price of natural gas. In addition, the affiliated retail electric provider may also request an adjustment as a result of changes in its price of purchased energy. In such a request, the affiliated retail electric provider may adjust the fuel factor to the extent necessary to restore the amount of headroom that existed at the time its initial price to beat fuel factor was set by the Texas Utility Commission. An affiliated retail electric provider may not request that its price to beat be adjusted more than twice a year. Currently, we cannot estimate with any certainty the magnitude and frequency of the adjustments required, if any, and the eventual impact of such adjustments on the amount of headroom available in our price to beat. Consequently, if our price to beat is set at a level such that the amount of headroom is less than we currently expect or future adjustments to our price to beat are inadequate to cover future increases in our costs to purchase power to serve our price to beat customers, our business, results of operations and financial condition could be materially adversely affected.

IN MARKETS OUTSIDE OF HOUSTON, WE MAY FACE STRONG COMPETITION FROM INCUMBENT UTILITIES AND OTHER COMPETITORS.

     In most retail electric markets outside the Houston area, our principal competitor may be the local incumbent utility company or its retail affiliate. The incumbent utilities have the advantage of long-standing relationships with their customers. In addition to competition from the incumbent utilities and their affiliates, we may face competition from a number of other energy service providers, including start-up companies focusing on Internet marketing and online services, and other energy industry participants who may develop businesses that will compete with us in both local and national markets. We also may face competition from nationally branded providers of consumer products and services. Some of these competitors or potential competitors may be larger and better capitalized than we are.

AS A RESULT OF RECENT MARKET CONDITIONS IN CALIFORNIA, SOME STATES MAY DELAY OR RECONSIDER THE DEREGULATION OF THEIR RETAIL ELECTRIC MARKETS. ANY DELAY OR RECONSIDERATION COULD LIMIT THE NUMBER OF COMPETITIVE RETAIL ELECTRIC MARKETS IN THE UNITED STATES AND THEREBY IMPAIR OUR ABILITY TO SUCCESSFULLY IMPLEMENT OUR STRATEGY TO EXPAND OUR RETAIL OPERATIONS OUTSIDE OF TEXAS.

     As a result of recent volatility in California's power markets, governmental agencies or officials and/or other interested parties in a number of states are urging that deregulation of the retail electric markets of such states be delayed or reconsidered altogether. As of February 2001, four of the nine states that had previously adopted laws or regulatory plans providing for future retail electric competition by 2002 have initiated bills or proceedings or adopted laws or regulatory plans to delay the implementation of retail electric competition beyond the original date. The extent to which states delay or reconsider the deregulation of their retail electric markets will limit the number of potential retail electric markets outside of Texas into which we may expand our retail operations. As a result, our strategy to expand our retail operations into targeted competitive retail markets outside of Texas may not be successful.

WE MAY BE REQUIRED TO MAKE A SUBSTANTIAL PAYMENT TO RELIANT ENERGY IN EARLY
2004.

     To the extent the price to beat exceeds the market price of electricity, we will be required to make a payment to Reliant Energy in early 2004 unless the Texas Utility Commission determines that, on or prior to January 1, 2004, 40% or more of the amount of electric power that was consumed in 2000 by residential or small commercial customers, as applicable, within Reliant Energy's Houston service territory is committed to be served by retail electric providers other than us. If the 40% test is not met and a payment is required, the amount of this payment will not exceed, but could be up to, $150 per customer multiplied by the number of residential or small commercial customers, as the case may be, that we serve on January 1, 2004 in Reliant Energy's traditional service territory, less the number of new retail electric customers we serve in other areas of Texas. As of December 31, 2000, Reliant Energy had approximately 1.5 million residential and small commercial customers. In the master separation agreement, we have agreed to make this payment, if any, to Reliant Energy.

WE WILL RELY ON THE INFRASTRUCTURE OF LOCAL UTILITIES OR INDEPENDENT TRANSMISSION SYSTEM OPERATORS TO PROVIDE ELECTRICITY TO AND TO OBTAIN INFORMATION ABOUT OUR RETAIL CUSTOMERS. ANY INFRASTRUCTURE FAILURE COULD NEGATIVELY IMPACT OUR CUSTOMERS' SATISFACTION AND COULD HAVE A MATERIAL NEGATIVE IMPACT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

     In Texas, we will be dependent on the local transmission and distribution utilities for maintenance of the infrastructure through which we will deliver electricity to our customers. Any infrastructure failure that interrupts or impairs delivery of electricity to our customers could negatively impact the satisfaction of our customers with our service. Additionally, in Texas, we will be dependent on the local transmission and distribution utilities for the reading of our customers' energy meters. We will be required to rely on the local utility or, in some cases, the independent transmission system operator, to provide us with our customers' information regarding energy usage, and we may be limited in our ability to confirm the accuracy of the information. The provision of inaccurate information by the local utilities or system operators could have a material negative impact on our business and results of operations.

     In connection with our entry into retail electric markets outside of Texas, we may be required under the regulatory structure of the relevant market to rely on utilities with which we may be competing to perform billing and collection services, the services and functions described in the prior paragraph or other services and functions. In addition, we may be required to enter into agreements with local incumbent utilities for use of the local distribution systems and for the creation and operation of functional interfaces necessary for us to serve our customers. Any delay in these negotiations or our inability to enter into reasonable agreements could delay or negatively impact our ability to serve customers in those markets.

WE PLAN TO OFFER BUNDLED SERVICES TO OUR RETAIL CUSTOMERS AT FIXED PRICES AND FOR FIXED TERMS. IF OUR COSTS TO OBTAIN THE COMMODITIES INCLUDED IN THESE BUNDLED SERVICES EXCEED THE PRICES PAID BY OUR CUSTOMERS, OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

     We plan to offer retail customers a bundle of services that will include, at a minimum, the electric commodity itself plus transmission, distribution and related service charges. To the extent that the prices we charge for this bundle of services or for the various components of the bundle, either of which may be fixed by contract with the customer for a period of time, differ from our underlying cost to obtain the commodities or services, our results of operations would be affected. We will encounter similar risks in selling bundled services that include non-energy-related services, such as telecommunications, Internet access, appliance repair, facilities management, and the like. In some cases, we have little, if any, prior experience in selling these non-energy-related services.

IF THE SYSTEMS AND PROCESSES WE ARE DEVELOPING FOR OUR RETAIL BUSINESS ARE MORE EXPENSIVE TO COMPLETE THAN EXPECTED OR DO NOT WORK AS PLANNED, OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

     The information systems and processes necessary to support sales, customer service and electricity supply in competitive retail markets as envisioned in Texas and elsewhere are new, complex and extensive. We are still developing these systems and processes, and they may prove more expensive to complete than planned and may not work as planned.

IF WE ARE DESIGNATED AS A "PROVIDER OF LAST RESORT" BY THE TEXAS UTILITY COMMISSION, WE MAY BE OBLIGATED TO PROVIDE RETAIL ELECTRIC SERVICES AT PRICES BELOW THOSE WE WOULD OTHERWISE CHARGE, WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     The Texas electric restructuring law requires the Texas Utility Commission to determine procedures and criteria for designating retail electric providers to serve as providers of last resort in areas of the state in which retail competition is in effect. A provider of last resort is required to offer a standard retail electric service package for each class of customers designated by the Texas Utility Commission at a fixed, nondiscountable rate approved by the Texas Utility Commission. It is also required to provide the service package to any requesting retail customer in the territory for which it is the provider of last resort. In the event that another retail electric provider fails to serve any or all of its customers, the provider of last resort is required to offer that customer the standard retail service package for that customer class with no interruption of service to the customer. As a condition to maintaining our certificate as a retail electric provider, we may be designated as a provider of last resort by the Texas Utility Commission. If we are designated as the provider of last resort and the approved rate at which we are required to offer the standard retail electric service package is less than the price we would otherwise charge, our results of operations may be materially adversely affected.

IF THE TEXAS UTILITY COMMISSION DELAYS THE OPENING OF THE TEXAS RETAIL ELECTRIC MARKET TO COMPETITION, OUR RETAIL ELECTRIC BUSINESS MAY NOT GENERATE ANY REVENUES DURING THE PERIOD OF DELAY.

     While the Texas electric restructuring law calls for the implementation of a competitive retail electric market in Texas beginning on January 1, 2002, the law authorizes the Texas Utility Commission to delay the date on which the retail electric market is opened to competition in any power region in Texas if it determines that the region is unable to offer fair competition and reliable service to all retail customer classes on that date. Most of the significant dates in the Texas electric restructuring law are specified anniversaries of the date on which the retail electric market is opened to competition. We have assumed throughout this prospectus that open retail electric competition in Texas will begin on January 1, 2002 and that the specified anniversaries are January 1 of the appropriate year. To the extent that the Texas Utility Commission delays the implementation of a competitive market beyond that date, all references to the January 1, 2002 open competition date and the anniversaries of that date shall refer to the date on which a competitive retail electric market is implemented by the Texas Utility Commission and the appropriate anniversary of that date, respectively. During any delay period, we may not earn any revenue from our retail electric business.

                   RISKS RELATED TO OUR BUSINESSES GENERALLY

OUR WHOLESALE AND RETAIL ENERGY BUSINESSES OPERATE IN THE DEREGULATING SEGMENTS OF THE ELECTRIC POWER INDUSTRY CREATED BY RESTRUCTURING INITIATIVES AT BOTH STATE AND FEDERAL LEVELS. IF THE PRESENT TREND TOWARDS COMPETITIVE RESTRUCTURING OF THE ELECTRIC POWER INDUSTRY IS REVERSED, DISCONTINUED OR DELAYED, OUR BUSINESS PROSPECTS AND FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY IMPAIRED.

     The regulatory environment applicable to the U.S. electric power industry is experiencing significant changes as a result of varying restructuring initiatives at both the state and federal levels. These initiatives have had a significant impact on the nature of the industry and the manner in which its participants conduct their business. We have targeted deregulating wholesale and retail segments of the electric power industry created by these initiatives. These changes are ongoing and we cannot predict the future development of deregulation in these markets or the ultimate effect that this changing regulatory environment will have on our business.

     Moreover, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have a detrimental effect on our business. For example, a bill was recently voted out of a committee of the Texas House of Representatives for approval by the Texas House which would amend the Texas electric restructuring law to require an electric utility, its affiliated transmission and distribution utility and its affiliated retail electric provider to credit the excess of the market value of the utility's generation assets over the net book value of those assets, or "negative stranded costs," to customers. The bill does not allocate the credit amongst the entities but requires the Texas Utility Commission to prescribe the manner in which the credit of negative stranded costs is made. The bill must pass from the Calendars Committee of the Texas House before it can go before the full House for approval. At this time, we cannot predict whether this legislation will be enacted, or if enacted, what form it will take. In certain circumstances involving a modification of the time periods used in the generation asset value methodology set forth in the Texas electric restructuring law and contemplated by the Texas Genco option agreement, conforming changes to the option agreement will be made.

     In addition, some restructured markets have recently experienced supply problems and price volatility. These supply problems and volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, proposals have been made by governmental agencies and/or other interested parties to re-regulate areas of these markets which have previously been deregulated. Governmental agencies or officials and/or other interested parties in a number of states, including states that had previously adopted laws or regulatory plans providing for future retail electric competition, are urging that deregulation of the retail electric markets of such states be delayed or reconsidered altogether. We cannot assure you that other proposals to re-regulate will not be made or that legislative or other attention to the electric power restructuring process will not cause the process to be delayed or reversed. If the current trend towards competitive restructuring of the wholesale and retail power markets is reversed, discontinued or delayed, our business prospects and financial condition could be materially adversely impaired.

IF WE FAIL TO OBTAIN OR MAINTAIN ANY NECESSARY GOVERNMENTAL PERMIT OR APPROVAL, OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

     Our operations are subject to complex and stringent energy, environmental and other governmental laws and regulations. The acquisition, ownership and operation of power generation facilities require numerous permits, approvals and certificates from federal, state and local governmental agencies. The operation of our generation facilities must also comply with environmental protection and other legislation and regulations. At present, our operations are subject to regulation in California, Florida, Illinois, Maryland, Nevada, New Jersey, Pennsylvania and Texas. Most of our existing domestic generation facilities are exempt wholesale generators, or "EWGs," which sell electricity exclusively into the wholesale market. These facilities are subject to regulation by the FERC regarding rate matters and by state public utility commissions regarding non-rate matters. The FERC has authorized us to sell our generation from these facilities at market prices. The FERC retains the authority to modify or withdraw our market-based rate authority and to impose "cost of service" rates if it determines that market pricing is not in the public interest. Any reduction by the FERC of the rates we may receive for our generation activities may materially adversely affect our results of operations.

CHANGES IN TECHNOLOGY MAY IMPAIR THE VALUE OF OUR POWER PLANTS AND MAY SIGNIFICANTLY IMPACT OUR BUSINESS IN OTHER WAYS AS WELL.

     Research and development activities are ongoing to improve alternative technologies to produce electricity, including fuel cells, microturbines and photovoltaic (solar) cells. It is possible that advances in these or other alternative technologies will reduce the costs of electricity production from these technologies to a level below that which we have forecasted. In addition, electricity demand could be reduced by increased conservation efforts and advances in technology, which could likewise significantly reduce the value of our power generation assets. Changes in technology could also alter the channels through which retail electric customers buy electricity.

OUR RESULTS ARE SUBJECT TO QUARTERLY AND SEASONAL FLUCTUATIONS, WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Our quarterly operating results have fluctuated in the past and will continue to do so in the future as a result of the following factors:

     - variations in levels of production due to price changes, weather and seasonality,

     - volatility of market prices of open trading positions,

     - the timing and size of acquisitions, and

     - the completion of development projects.

THE VALUE OF OUR FOREIGN GENERATING FACILITIES AND BUSINESSES MAY BE REDUCED BY RISKS RELATED TO LAWS OF OTHER COUNTRIES, TAXES, ECONOMIC CONDITIONS, FLUCTUATIONS IN CURRENCY RATES, POLITICAL CONDITIONS, POLICIES OF FOREIGN GOVERNMENTS AND LABOR SUPPLY AND RELATIONS.

     We currently have generation facilities in the Netherlands and trading, marketing and risk management operations in Northwest Europe. Operations outside the United States entail the following significant political and financial risks, which vary by country:

     - changes in laws or regulations,

     - changes in foreign tax laws and regulations,

     - changes in U.S. laws, including tax laws, related to foreign operations,

     - changes in general economic conditions affecting each country,

     - fluctuations in inflation and currency exchange rates,

     - changes in government policies or personnel, and

     - changes in labor relations in operations outside the United States.

     Our actual results may be affected by the occurrence of any of these events. The occurrence of any of these events could substantially reduce the value of the impacted generating facilities or businesses.

             RISKS RELATED TO OUR CORPORATE AND FINANCIAL STRUCTURE

IF WE ARE UNABLE TO ARRANGE FUTURE FINANCINGS ON ACCEPTABLE TERMS, OUR ABILITY TO PURSUE ATTRACTIVE ACQUISITION AND DEVELOPMENT ACTIVITIES COULD BE LIMITED.

     Our business strategy anticipates significant future acquisitions and development of additional generating facilities. We are continually reviewing potential acquisitions and development projects, and may enter into significant acquisitions or development projects in the near future. Any acquisition or development project will likely require access to substantial capital from outside sources on acceptable terms. We may also need external financing to fund capital expenditures, including capital expenditures necessary to comply with air emission regulations or other regulatory requirements. Depending on our performance and market conditions prevailing at the time of any of these acquisitions and development projects, we may not be able to arrange for necessary financing on terms that are acceptable to us, which could have the effect of limiting our ability to pursue desirable acquisitions and development opportunities.

     Our ability to arrange debt financing and the costs of debt capital are dependent on the following factors:

     - general economic and capital market conditions,

     - credit availability from banks and other financial institutions,

     - investor confidence in us and our regional wholesale power markets,

     - maintenance of acceptable credit ratings,

     - the success of current projects,

     - the perceived quality of new projects, and

     - provisions of relevant tax and securities laws.

     Future indebtedness may include terms that are more restrictive or burdensome than those of our current indebtedness. This may negatively impact our ability to operate our business, or severely restrict or prohibit distributions from our subsidiaries.

     In the past, a significant amount of our debt and equity capital needs has been satisfied by Reliant Energy. Reliant Energy and some of its subsidiaries have also periodically provided credit support to us. In addition, we believe that we have obtained third-party financing on relatively favorable terms based in part on Reliant Energy's ownership interest in us. Following this offering, Reliant Energy will no longer provide financing or credit support except for specified transactions or for a limited period of time. As a result, we may not be able to obtain third-party financing on terms that are as favorable as we have experienced in the past.

WE MAY WISH TO FINANCE FUTURE ACQUISITIONS BY ISSUING ADDITIONAL EQUITY SECURITIES, WHICH COULD RESULT IN SIGNIFICANT DILUTION OF OUR STOCKHOLDERS. ALSO, PRIOR TO OUR SEPARATION FROM RELIANT ENERGY, WE WILL GENERALLY BE UNABLE TO ISSUE EQUITY SECURITIES WITHOUT RELIANT ENERGY'S PRIOR CONSENT.

     In order to finance future acquisitions, we may wish to issue additional equity securities in amounts which could be substantial. If we issue additional equity securities, it may result in dilution of our stockholders, which could be significant.

     In order for the distribution of the remaining shares of our common stock to be tax-free to Reliant Energy and its shareholders, Reliant Energy must own at least 80% of all classes of our outstanding capital stock at the time of the distribution. Therefore, prior to our separation from Reliant Energy, we will not be able to issue equity or voting debt without Reliant Energy's prior consent, and Reliant Energy is unlikely to give that consent so long as it still intends to distribute the remaining shares to its shareholders. This limitation could have the effect of limiting our ability to pursue desirable acquisitions and development opportunities.

IF WE EXERCISE OUR OPTION TO PURCHASE THE CAPITAL STOCK OF TEXAS GENCO OWNED BY RELIANT ENERGY, WE WILL OWE FIDUCIARY DUTIES TO TEXAS GENCO'S MINORITY STOCKHOLDERS, WHICH MAY RESTRICT OUR CONTROL OVER TEXAS GENCO'S COMMERCIAL RELATIONSHIPS AND OPERATIONS.

     Reliant Energy has granted us an option to purchase in 2004 the 81% interest it is expected to own in the entity owning the Texas generating assets of Reliant Energy's electric utility division, which we refer to as "Texas Genco." If we exercise this option, we will own a majority interest in a substantial subsidiary that has public shareholders owning the remaining amount of its common stock. Upon exercise of this option, we will owe fiduciary duties to Texas Genco's minority stockholders, which may restrict our control of Texas Genco and the commercial relationships between Texas Genco and our other subsidiaries.

OUR HOLDING COMPANY STRUCTURE LIMITS OUR ACCESS TO THE FUNDS OF SOME OF OUR SUBSIDIARIES WHICH WE MAY NEED TO SERVICE PARENT-LEVEL INDEBTEDNESS AND OTHER CASH REQUIREMENTS.

     Substantially all of our operations are conducted by our subsidiaries. Our cash flow and our ability to service parent-level indebtedness when due is dependent upon our receipt of cash dividends, distributions or other transfers from our subsidiaries. The terms of some of our subsidiaries' indebtedness restrict their ability to pay dividends or make restricted payments to us in some circumstances. Specifically, our Channelview and El Dorado Energy subsidiaries are each party to credit agreements used to finance construction of their generation plants. Both the Channelview credit agreement and the El Dorado Energy credit agreement allow the respective subsidiary to pay dividends or make restricted payments only if specified conditions are satisfied, including maintaining specified debt service coverage ratios and debt service reserve account balances. In both cases, the amount of the dividends or restricted payments that may be paid if the conditions are met is limited to a specified level and may be paid only from a particular account. The Channelview cogeneration facility is currently under construction and is not expected to begin commercial operations until the third quarter of 2001. As of December 31, 2000, all of the specified conditions in the El Dorado Energy credit agreement were satisfied.

     In addition, the ability of our subsidiary that owns our Mid-Atlantic power generation facilities to pay dividends or make restricted payments to us is restricted under the terms of three facility interest lease agreements. These agreements allow our Mid-Atlantic subsidiary to pay dividends or make restricted payments only if specified conditions are satisfied, including maintaining specified fixed charge coverage ratios. As of December 31, 2000, all of the specified conditions in these agreements were satisfied.

              RISKS RELATED TO OUR SEPARATION FROM RELIANT ENERGY

OUR BUSINESS AND YOUR INVESTMENT IN OUR STOCK MAY BE ADVERSELY AFFECTED IF RELIANT ENERGY DOES NOT COMPLETE THE DISTRIBUTION OF OUR COMMON STOCK TO ITS SHAREHOLDERS, BECAUSE WE WOULD REMAIN SUBJECT TO CONTROL BY RELIANT ENERGY.

     Although Reliant Energy has advised us that it currently intends to complete the distribution of our common stock to its shareholders within twelve months of this offering, we cannot assure you whether or when the distribution will occur. Reliant Energy is not obligated to complete the distribution, and it may decide not to do so.

     Reliant Energy has filed a request with the Internal Revenue Service to seek a ruling that the distribution will be tax-free to Reliant Energy and its shareholders and will qualify as a reorganization. At the time of this offering, Reliant Energy does not have a ruling from the Internal Revenue Service regarding the tax treatment of the distribution. If Reliant Energy does not obtain a favorable tax ruling, it is not likely to make the distribution in the expected time frame or, perhaps, at all. In order for the distribution to be tax-free, Reliant Energy must satisfy various requirements, including owning at least 80% of all classes of our outstanding capital stock at the time of the distribution.

     Additionally, in connection with our separation from Reliant Energy and the distribution of our stock by Reliant Energy, Reliant Energy plans to restructure its remaining businesses and to register as a public utility holding company under the 1935 Act or to seek an exemption from the registration requirements of the 1935 Act. Both the restructuring and a registration under the 1935 Act will require SEC approval. The restructuring will also require the approval of the Louisiana Public Service Commission and the Nuclear Regulatory Commission. If an exemption from registration is to be obtained, approval from other state utility commissions which regulate Reliant Energy's gas distribution operations may also be required. We cannot assure you that those approvals will be obtained.

     If Reliant Energy becomes a registered public utility holding company under the 1935 Act and does not complete the distribution of our common stock, our businesses would be adversely affected. We would:

     - be subject to regulatory restrictions as a subsidiary of a registered public utility holding company,

     - not be able to raise equity capital without compliance with regulatory requirements, as well as approval by Reliant Energy, and

     - be subject to limits on investments in EWGs and foreign utility companies.

     In addition, until the distribution occurs, the risks discussed below relating to Reliant Energy's control of our company and the potential business conflicts of interest between Reliant Energy and us will continue to be relevant to you. If the distribution is delayed or not completed at all, the liquidity of shares of our common stock in the market may be constrained unless and until Reliant Energy elects to sell some of its significant ownership into the public market. A lack of liquidity in our common stock may affect our stock price.

WE WILL BE CONTROLLED BY RELIANT ENERGY AS LONG AS IT OWNS A MAJORITY OF OUR COMMON STOCK, AND OUR NEW MINORITY STOCKHOLDERS WILL BE UNABLE TO AFFECT THE OUTCOME OF STOCKHOLDER VOTING DURING THAT TIME.

     After the completion of this offering, Reliant Energy will own over 80% of our outstanding common stock. As long as Reliant Energy owns a majority of our outstanding common stock, Reliant Energy will continue to be able to elect our entire board of directors without calling a special meeting. Investors in this offering, by themselves, will not be able to affect the outcome of any stockholder vote prior to the planned distribution of our common stock to Reliant Energy's shareholders. As a result, Reliant Energy, subject to any fiduciary duty owed to our minority stockholders under Delaware law, will be able to control all matters affecting our company, including:

     - the composition of our board of directors and, through the board, any determination with respect to our business direction and policies, including the appointment and removal of officers,

     - determination of incentive compensation, which may affect our ability to retain key employees,

     - the allocation of business opportunities between Reliant Energy and us,

     - any determinations with respect to mergers or other business combinations,

     - our acquisition or disposition of assets,

     - our financing decisions and our capital raising activities,

     - the payment of dividends on our common stock,

     - amending our restated certificate of incorporation, and

     - determinations with respect to our tax returns.

In addition, Reliant Energy may enter into credit agreements, indentures or other contracts that limit the activities of its subsidiaries. While we would not likely be contractually bound by these limitations, Reliant Energy would likely cause its representatives on our board to direct our business so as not to breach any of these agreements. Moreover, the Texas Utility Commission and the state regulatory commissions of Arkansas and Minnesota have imposed limitations on the amount Reliant Energy or its subsidiaries may invest in foreign utility companies and, in some cases, foreign electric wholesale generating companies. These limitations are based upon Reliant Energy's consolidated net worth, retained earnings, and debt and stockholders' equity.

OUR HISTORICAL FINANCIAL RESULTS AS A SUBSIDIARY OF RELIANT ENERGY MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY.

     The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Our costs and expenses reflect charges from Reliant Energy for centralized corporate services and infrastructure costs. These allocations have been determined based on what we and Reliant Energy considered to be reasonable reflections of the utilization of services provided to us or for the benefits received by us. This historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We may experience significant changes in our cost structure, funding and operations as a result of our separation from Reliant Energy, including increased costs associated with reduced economies of scale, and increased costs associated with being a publicly traded, stand-alone company.

WE MAY HAVE POTENTIAL BUSINESS CONFLICTS OF INTEREST WITH RELIANT ENERGY WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIPS, AND BECAUSE OF RELIANT ENERGY'S CONTROLLING OWNERSHIP PRIOR TO THE DISTRIBUTION, WE MAY NOT BE ABLE TO RESOLVE THESE CONFLICTS ON TERMS COMMENSURATE WITH THOSE POSSIBLE IN ARMS' LENGTH TRANSACTIONS.

     Conflicts of interest may arise between Reliant Energy and our company in a number of areas relating to our past and ongoing relationships, including:

     - solicitation and hiring of employees from each other,

     - the timing and manner of any sales or distributions by Reliant Energy of all or any portion of its ownership interest in our company,

     - the nature and quality of transitional services Reliant Energy has agreed to provide us,

     - the business operations of Texas Genco,

     - our business operations within Reliant Energy's Houston service territory or other business opportunities that would compete with Reliant Energy,

     - actions and decisions of legislative bodies and administrative agencies, and

     - our dividend policy.

     Following this offering, the agreements we have entered into with Reliant Energy may be amended upon agreement of the parties. While we are controlled by Reliant Energy, Reliant Energy may be able to require us to agree to amendments to these agreements. We may not be able to resolve any potential conflicts with Reliant Energy, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

OUR EXECUTIVE OFFICERS AND SOME OF OUR DIRECTORS MAY HAVE POTENTIAL CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF RELIANT ENERGY COMMON STOCK. IN ADDITION, SOME OF OUR DIRECTORS WILL ALSO BE DIRECTORS OF RELIANT ENERGY.

     Our executive officers and some of our directors own a substantial amount of Reliant Energy common stock and options to purchase Reliant Energy common stock. Ownership of Reliant Energy common stock by our directors and officers after our separation from Reliant Energy could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Reliant Energy than they do for us.

     We expect that even after Reliant Energy distributes the shares of our common stock it owns to its shareholders, two or three of our directors will also be directors of Reliant Energy. One of these directors will be our chairman, president and chief executive officer. These directors will owe fiduciary duties to the stockholders of each company. As a result, in connection with any transaction or other relationship involving both companies, these directors may need to recuse themselves and to not participate in any board action relating to these transactions or relationships.

OUR ABILITY TO OPERATE OUR BUSINESSES MAY SUFFER IF WE DO NOT DEVELOP OUR OWN INFRASTRUCTURE QUICKLY AND COST-EFFECTIVELY, AND WE CANNOT ASSURE YOU THAT THE TRANSITIONAL SERVICES THAT RELIANT ENERGY HAS AGREED TO PROVIDE US WILL BE SUFFICIENT FOR OUR NEEDS.

     We currently use Reliant Energy's systems to support some of our operations, including legal, accounting and treasury, human resources, payroll and wide-area computer networks. We are in the process of creating our own systems to replace Reliant Energy's systems. Any failure or significant downtime in Reliant Energy's or our own information systems could prevent us from paying our employees, billing our customers or performing other administrative services on a timely basis and could harm our business.

     Following this offering, Reliant Energy has agreed to provide some transition services to us. For a description of these transition services, please read "Agreements Between Us and Reliant Energy -- Transition Services Agreement." The transition services agreement provides that interim corporate support services will terminate no later than the time Reliant Energy completes the disposition of the shares of our common stock it continues to own after this offering. The agreement provides that information technology services and other interim shared services may continue to be provided until December 31, 2004. After the expiration of these various arrangements, we may not be able to replace the transitional services with a comparable quality of service or on terms and conditions as favorable as those we will receive from Reliant Energy.

     Reliant Energy has wide discretion on what employees it will utilize to provide services to us. Consequently, the quality and quantity of the services we receive from Reliant Energy may not be as good as the services we received prior to the effectiveness of the separation agreements.

OUR CREDIT RATING COULD DECLINE AS A RESULT OF OUR SEPARATION FROM RELIANT ENERGY, AND AS A RESULT, WE MAY FACE INCREASED BORROWING COSTS, MORE RESTRICTIVE COVENANTS AND REDUCED AMOUNTS OF CREDIT, WHICH MAY MAKE IT MORE DIFFICULT OR EXPENSIVE TO PURSUE OUR GROWTH STRATEGY.

     Our operation as a separate entity from Reliant Energy may have a negative impact on our ability to obtain credit on terms similar to those we were able to obtain prior to our separation from Reliant Energy. Historically, Reliant Energy has provided financing and credit support to us and our project financing activities. Following this offering, Reliant Energy will no longer provide financing or credit support for our operations except for specified transactions or for a limited period of time. In addition, we may increase the proportion of debt in our overall capital structure as part of our growth plan. Increases in our debt level may negatively affect our credit rating.

     We have performance guarantees related to our trading, marketing and risk management operations that require us to maintain an investment grade credit rating. If our credit rating declines below investment grade, we will likely be obligated to provide credit enhancement to the guaranteed party in the form of a pledge of cash collateral, a letter of credit or other similar credit enhancement. Furthermore, if our credit ratings decline below an investment grade credit rating, our trading partners may refuse to trade with us or trade only on terms less favorable to us.

     Any of these events would likely result in increased borrowing costs, more restrictive covenants and reduced lines of credit from lenders, suppliers and counterparties, all of which would adversely affect our business and results of operations and our ability to raise capital to pursue our growth strategy.

IF WE TAKE ACTIONS WHICH CAUSE THE DISTRIBUTION OF OUR STOCK BY RELIANT ENERGY TO ITS SHAREHOLDERS TO FAIL TO QUALIFY AS A TAX-FREE TRANSACTION, WE WILL BE REQUIRED TO INDEMNIFY RELIANT ENERGY FOR ANY RESULTING TAXES. THIS POTENTIAL OBLIGATION TO INDEMNIFY RELIANT ENERGY MAY PREVENT OR DELAY A CHANGE OF CONTROL OF OUR COMPANY AFTER RELIANT ENERGY DISTRIBUTES OUR COMMON STOCK TO ITS SHAREHOLDERS.

     Reliant Energy intends to distribute its shares of our common stock to its shareholders within twelve months of the completion of this offering. Prior to the distribution, Reliant Energy intends to obtain a ruling from the Internal Revenue Service that the distribution will be tax-free to Reliant Energy and its shareholders and will qualify as a reorganization. Under an agreement between our company and Reliant Energy, if we breach any representations in the agreement relating to the ruling, take any action that causes our representations in the agreement relating to the ruling to be untrue or engage in a transaction after the distribution that causes the distribution to be taxable to Reliant Energy, we will be required to indemnify Reliant Energy for any resulting taxes. The amount of any indemnification payments would be substantial, and we likely would not have sufficient financial resources to achieve our growth strategy after making such payments.

     Current tax law provides that, depending on the facts and circumstances, the distribution of our stock by Reliant Energy, if it occurs, may be taxable to Reliant Energy if our company undergoes a 50% or greater change in stock ownership within two years after the distribution. Under agreements between our company and Reliant Energy, Reliant Energy is entitled to require us to reimburse any tax costs incurred by Reliant Energy as a result of a transaction resulting in a change in control of our company. These costs may be so great that they delay or prevent a strategic acquisition or change in control of our company.

OUR DECONSOLIDATION FROM THE RELIANT ENERGY CONSOLIDATED TAX GROUP MAY RESULT IN ADVERSE TAX CONSEQUENCES TO US.

     Subsequent to the distribution of our common stock by Reliant Energy, if it occurs, we will cease to be a member of the Reliant Energy consolidated tax group. This separation will have both current and future income tax implications to us. The event of deconsolidation itself will result in the triggering of deferred intercompany gains. We will recognize taxable income related to these gains, which will not have a material impact on our net income and cash flow.

     In addition to the current income tax consequences triggered by the act of deconsolidation discussed above, our separation from the Reliant Energy consolidated tax group will change our overall future income tax posture. As a result, we could be limited in our future ability to effectively use future tax attributes. We have agreed with Reliant Energy that we may carry back net operating losses we generate in our tax years after deconsolidation to tax years when we were part of the Reliant Energy consolidated group subject to Reliant Energy's consent. Reliant Energy has agreed not to unreasonably withhold such consent. Additionally, we may also be able to utilize such net operating losses in our tax years after deconsolidation (subject to the applicable carryforward limitation periods) but only to the extent of our income in such tax years.

   RISKS RELATED TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR COMMON STOCK

SUBSTANTIAL SALES OF OUR COMMON STOCK MAY OCCUR IN CONNECTION WITH THE DISTRIBUTION TO RELIANT ENERGY'S SHAREHOLDERS. THESE SALES COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Reliant Energy currently intends to distribute all of the shares of our common stock it owns to its shareholders within twelve months of this offering. Substantially all of these shares will be eligible for immediate resale in the public market. We cannot predict whether significant amounts of our common stock will be sold in the open market in anticipation of, or following, the distribution, or will be sold by Reliant Energy if the distribution does not occur. We also cannot predict what level of demand there will be for shares of our common stock. In addition, we have entered into a registration rights agreement, which provides that if Reliant Energy does not distribute all of the shares of our common stock that it owns to its shareholders, Reliant Energy and its transferees will have the right to require us to register these shares under the U.S. securities laws for sale into the public market. Any sales of substantial amounts of our common stock in the public market, or the perception that these sales might occur, whether as a result of the distribution or otherwise, could lower the market price of our common stock. Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced. Please read "Shares Eligible for Future Sale" for information about the number of shares that will be outstanding and could be sold after this offering.

THE INITIAL PUBLIC OFFERING PRICE OF OUR COMMON STOCK MAY NOT BE INDICATIVE OF THE MARKET PRICE OF OUR COMMON STOCK AFTER THIS OFFERING. IN ADDITION, OUR STOCK PRICE MAY BE VOLATILE.

     Prior to this offering, Reliant Energy held all of our outstanding common stock, and therefore, there has been no public market for our common stock. We cannot assure you that an active market for our common stock will develop or be sustained after this offering. The initial public offering price of our common stock was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in the "Underwriting" section of this prospectus. This price may not be indicative of the market price for our common stock after this initial public offering. The market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. The following factors could affect our stock price:

     - our operating and financial performance and prospects,

     - quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues,

     - changes in revenue or earnings estimates or publication of research reports by analysts,

     - speculation in the press or investment community,

     - strategic actions by us or our competitors, such as acquisitions or restructurings,

     - developments regarding the restructuring of the electric power industry, including re-regulation of previously deregulated markets,

     - default and/or non-payment by buyers of power purchased from us in California or other markets,

     - sales of our common stock by stockholders,

     - actions by institutional investors or by Reliant Energy prior to its distribution of our common stock,

     - general market conditions, including fluctuations in commodity prices, and

     - domestic and international economic, legal and regulatory factors unrelated to our performance.

     The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

OUR RIGHTS AGREEMENT AND PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER, WHICH COULD ADVERSELY AFFECT THE VALUE OF OUR COMMON STOCK.

     Our restated certificate of incorporation, bylaws and rights agreement, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions generally become effective at the time Reliant Energy ceases to own a majority of our outstanding common stock. These provisions apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

                 CERTAIN FACTORS AFFECTING OUR FUTURE EARNINGS

     The level of our future earnings depends on a number of factors, including:

     - state, federal and international legislative and regulatory developments, including deregulation, re-regulation and restructuring of the electric utility industry,

     - the effects of competition,

     - our success in achieving our business strategies,

     - the performance of our generation projects under development and the success of our efforts to invest in and develop new opportunities,

     - the timing and extent of changes in commodity prices and interest rates,

     - weather variations and other natural phenomena,

     - the successful operation of deregulating power markets, including the resolution of the crisis in California,

     - national and regional economic conditions, and

     - financial market conditions and the results of our financing efforts.

COMPETITION AND RESTRUCTURING OF THE WHOLESALE ELECTRICITY MARKET

     The regulatory environment applicable to the U.S. electric power industry is experiencing significant changes as a result of varying restructuring initiatives at both the state and federal levels. These initiatives have had a significant impact on the nature of the industry and the manner in which its participants conduct their business. These changes are ongoing and we cannot predict the future development of deregulation in the industry or the ultimate effect that this changing regulatory environment will have on our business.

     Moreover, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have a detrimental effect on our business. Some restructured markets have recently experienced supply problems and price volatility. These supply problems and volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, proposals have been made by governmental agencies and/or other interested parties to delay or discontinue proposed restructuring or re-regulate areas of these markets that have previously been deregulated. Additionally, federal legislative initiatives have been introduced and discussed to address the problems being experienced in some markets, including legislation seeking to impose price caps on sales. We cannot predict whether other proposals to re-regulate will be made or whether legislative or other attention to the electric power restructuring process will cause the process to be delayed or reversed. If the current trend towards competitive restructuring of the electric power industry is reversed, discontinued or delayed, our business prospects and results of operations could be materially adversely impaired.

     The wholesale power industry has numerous competitors. In addition, as a result of industry restructuring, a significant number of additional competitors created by the disaggregation of vertically-integrated utilities could become active in the wholesale power generation business. Like us, many of our competitors are seeking attractive opportunities to acquire or develop power generation facilities, both in the United States and abroad. This competition may adversely affect our ability to make investments or acquisitions.

     While demand for electric energy services is generally increasing throughout the United States, the rate of construction and development of new, more efficient electric generation facilities may exceed increases in demand in some regional electric markets. The commencement of commercial operation of new facilities in the regional markets where we have facilities will likely increase the competitiveness of the wholesale power market in those regions, which could have a material negative effect on our business and results of operations.

     During the summer and fall of 2000, prices for wholesale electricity in California increased dramatically as a result of a combination of factors, including higher natural gas prices and emission allowance costs, reduction in available hydroelectric generation resources, increased demand, decreases in net electric imports, structural market flaws including over-reliance on the electric spot market, and limitations on supply as a result of maintenance and other outages. Although wholesale prices increased, California's deregulation legislation kept retail rates frozen below 1996 levels. This caused two of California's public utilities, which are our customers based on our deliveries to the Cal PX and the Cal ISO, to accrue billions of dollars of unrecovered wholesale power costs and to ultimately default in January and February 2001 on payments owed for wholesale power purchased through the Cal PX and from the Cal ISO and, in the case of Pacific Gas and Electric Company, to file a voluntary petition for bankruptcy.

     As of December 31, 2000, we were owed $101 million by the Cal PX and $181 million by the Cal ISO. In the fourth quarter of 2000, we recorded a pre-tax provision of $39 million against receivable balances related to energy sales in the California market. From January 1, 2001 through March 31, 2001, we have collected $110 million of these receivable balances. As of March 31, 2001, we were owed a total of $337 million by the Cal ISO, the Cal PX, the CDWR and California Energy Resources Scheduling for energy sales in the California wholesale market during the fourth quarter of 2000 through March 31, 2001. In the first quarter of 2001, we recorded a pre-tax provision of $38 million against receivable balances related to energy sales from January 1, 2001 through March 31, 2001 in the California market. Management will continue to assess the collectibility of these receivables based on further developments affecting the California electricity market and the market participants described herein. Additional provisions to the allowance may be warranted in the future.

     In response to the filing of a number of complaints challenging the level of wholesale prices, the FERC initiated a staff investigation and issued an order on December 15, 2000 implementing a series of wholesale market reforms, including an interim price review procedure for prices above a $150/MWh "breakpoint" on sales to the Cal ISO and through the Cal PX. The order does not prohibit sales above the "breakpoint," but the seller is subject to weekly reporting and monitoring requirements. For each reported transaction, potential refund liability extends for a period of 60 days following the date any such transaction is reported to the FERC. On March 9, 2001, the FERC issued a further order establishing a proxy market clearing price of $273/MWh for January 2001, and on March 16, 2001 the FERC issued a further order adjusting the proxy market clearing price to $430/MWh for February 2001.

     In the FERC's March 9 and March 16 orders, the FERC indicated that approximately $12 million of the $125 million charged by us in January 2001 in California to the Cal ISO and the Cal PX and approximately $7 million of the $47 million charged by us in February 2001 in California to the Cal ISO and the Cal PX were subject to possible refunds. In an order issued April 16, 2001, the FERC found that we did not have any potential refund obligations associated with our sales in March 2001. In the March 9 and March 16 orders, the FERC set forth procedures for challenging possible refund obligations. Because we believe that there is cost or other justification for prices charged above the proxy market clearing prices established in the March 9 and March 16 orders, we have notified the FERC of our desire to challenge the bulk of our potential refund amounts identified in such orders. Any refunds we may ultimately be obligated to pay are to be credited against unpaid amounts owed to us for our sales in the Cal PX or to the Cal ISO. While the December 15 order established that a refund condition would be in place for the period beginning October 2, 2000 through December 31, 2002, this refund condition for January and February sales is limited to the amounts identified for possible refund. The balance of our sales in January and February, representing the vast majority of our California sales in those two months, are no longer subject to refund since they were not challenged during the 60 day period following the reporting of such sales. Sales prior to January and subsequent to October 2, 2000 remain subject to refund under the FERC's December 15 order. The December 15 order also eliminated the requirement that California's public utilities sell all of their generation into and purchase all of their power from the Cal PX and directed that the Cal PX wholesale tariffs be terminated effective April 2001. The Cal PX has since suspended its day-ahead and day-of markets and filed for bankruptcy protection on March 9, 2001. Motions for rehearing have been filed on a number of issues related to the December 15 order and such motions are still pending before the FERC.

     On April 26, 2001, the FERC issued an order establishing a market monitoring and mitigation plan for the California markets. The plan retains the December 15 order's "breakpoint" approach to price mitigation, for bids in the real-time market during periods when power reserves fall below 7.5 percent (i.e., Stages 1, 2 and 3 emergencies). The plan's breakpoint amount will be based on variable cost calculations using data submitted confidentially by each gas-fired generator to the FERC and the Cal ISO. The Cal ISO will use this data and indices of natural gas and emissions credits costs to establish the market-clearing price in real-time based on the marginal cost of the highest-cost generator called to run. This price mitigation scheme will replace the December 15 order's regime on May 29, 2001, and will be effective for no more than one year. The plan also increases the Cal ISO's authority to coordinate and control generating facility outages, subject to periodic reports to the FERC; requires generators in California to offer all their available capacity for sale in the real-time market; and conditions sellers' market-based rate authority such that sellers violating certain conditions on their bids will be subject to increased scrutiny by the FERC, potential refunds and even revocation of their market-based rate authority. The FERC conditioned implementation of the market monitoring and mitigation plan on the Cal ISO and the three California public utilities filing a regional transmission organization proposal by June 1, 2001.

     In addition to the FERC investigation discussed above, several state and other federal regulatory investigations and complaints have commenced in connection with the wholesale electricity prices in California and other neighboring Western states to determine the causes of the high prices and potentially to recommend remedial action. In California, the CPUC, the California Electricity Oversight Board, the California Bureau of State Audits and the California Office of the Attorney General all have separate ongoing investigations into the high prices and their causes. With the exception of a report by the California Bureau of State Audits, none of these investigations have been completed and no findings have been made in connection with any of them. The recently released California state audit report concluded that the foremost cause of the market disruptions in California was fundamental flaws in the structure of the power market.

     Despite the market restructuring ordered under the December 15 order, the California public utilities have continued to accrue unrecovered wholesale costs. As a result, the credit ratings of two of these public utilities were severely downgraded to below investment grade in January 2001. As their credit lines became unavailable, the two utilities defaulted on payments due to the Cal PX and the Cal ISO, which operate financially as pass-through entities, coordinating payments from buyers and sellers of electricity. As a result, the Cal PX and Cal ISO were not able to pay final invoices to market participants totaling over $1 billion.

     The default of two of California's public utilities on amounts owed the Cal PX and the Cal ISO for purchased power, and the filing of a voluntary petition for bankruptcy by Pacific Gas and Electric Company, have further exacerbated the current crisis in the California wholesale markets and resulted in substantial uncollected receivables owed to us by the Cal ISO and the Cal PX. The Cal PX's efforts to recover the available collateral of the utilities, in the form of block forward contracts, have been frustrated by the emergency acts of California's Governor, who seized control of the contracts upon the expiration of temporary restraining orders prohibiting such action. Although obligated to pay reasonable value for the contracts, the state of California has not yet made any payment for the contracts. Various actions have been filed challenging the Governor's ability to seize these contracts and seeking to impose an obligation to pay the fair market value of the contracts as of the date seized.

     Upon the default of the two utilities of amounts due to the Cal PX, the Cal PX issued "charge-backs" allocating the utilities' defaults to the other market participants. Proceedings were brought both in federal court and at the FERC seeking a suspension of the charge-backs and challenging the reasonableness of the Cal PX's actions. The Cal PX agreed to a preliminary injunction suspending any of its charge-back activities and on April 6, 2001, the FERC issued an order finding the charge-backs to be unjust and unreasonable under the circumstances but deferred further action pending resolution of certain matters. Amounts owed to us were debited in invoices by the Cal PX for charge-backs in the amount of $29 million and, on February 14, 2001, we filed our own lawsuit against the Cal PX in the United States District Court for the Central District of California, seeking a recovery of those amounts and a stay of any further charge-backs by the Cal PX. The filing of bankruptcy by the Cal PX will automatically stay for some period the various court and administrative cases against the Cal PX, although in its April 6 order the FERC asserted its regulatory power to address the charge-back issues.

     The two defaulting utilities have both filed lawsuits challenging the refusal of state regulators to allow wholesale power costs to be passed through to retail customers under the "filed rate doctrine." The filed rate doctrine provides that wholesale power costs approved by the FERC are entitled to be recovered through rates. Additionally, to address the failing financial condition of the two defaulting utilities and the utilities' potential bankruptcy, the California Legislature passed emergency legislation, effective January 18, 2001 and February 2, 2001, appropriating funds to be used by the CDWR for the purchase of wholesale electricity on behalf of the utilities and authorizing the sale of bonds to fund future purchases under long-term power contracts with wholesale generators. The CDWR has solicited bids and has reported that it has entered into some long-term contracts with generators and continued the purchasing of short-term power contracts. No bonds have yet been issued by the CDWR to support long-term power purchases or to provide credit support for short-term purchases.

     As noted above, two of California's public utilities have defaulted in their payment obligations to the Cal PX and the Cal ISO as a result of the refusal of state regulators to allow them to recover their wholesale power costs. This refusal by state regulators has also caused the utilities to default on numerous other financial obligations, and, in the case of Pacific Gas and Electric Company, to file a voluntary petition for bankruptcy under the Chapter 11 of the U.S. Bankruptcy Code. On March 27, 2001, the CPUC approved an increase in the retail rates of the two defaulting California utilities but ordered the utilities to apply the increase to pay the CDWR for power purchased by the CDWR on the utilities' behalf. Because the CPUC order attempts to prevent use of the increased revenue to pay suppliers for electricity delivered before the date of the decision, the rate increase does not address the existing indebtedness of the utilities. While the bankruptcy filing will result in further post-petition purchases of wholesale electricity being considered administrative expenses of the debtor, a substantial delay could be experienced in the payment of pre-petition receivables pending the confirmation of a reorganization plan. The California Legislature is currently considering legislation under which a state entity would be formed to purchase and operate a substantial share of the transmission lines in California in an effort to provide cash to the utilities. A number of the creditors for one of the other troubled California public utilities, Southern California Edison Company, have indicated, however, that unless there is more action on a plan to restore the utility's solvency, an involuntary bankruptcy filing may be made by such creditors. Southern California Edison's April 9, 2001 memorandum of understanding with the state of California, which would transfer the utility's transmission system to the CDWR or another state agency for approximately $2.76 billion, is intended to address these issues. The closing of this transaction is subject to numerous factors including completion of documentation and extensive regulatory approvals, including approval by the FERC.

     Because California's power reserves remain at low levels, in part as a result of the lack of creditworthy buyers of power given the defaults of the California utilities, the Cal ISO has relied on emergency dispatch orders requiring generators to provide at the Cal ISO's direction all power not already under contract. The power supplied to the Cal ISO has been used to meet the needs of the customers of the utilities, even though two of those utilities do not have the credit required to receive such power under the Cal ISO's tariff and may be unable to pay for it. The Cal ISO had previously obtained a preliminary injunction on March 21, 2001 from a federal district court in California compelling us to comply with emergency dispatch orders despite the utilities' failure to meet credit standards. The district court issued the preliminary injunction based on the conclusion that the Cal ISO's tariff provisions regarding credit were not applicable to emergency dispatch orders. On March 22, 2001, we filed a notice of appeal of the district court's injunction with the Ninth Circuit Court of Appeals and on March 23, 2001, we filed an emergency motion for stay of the injunction. Because we showed a "high likelihood of success on the merits" on the appeal, the Ninth Circuit granted the stay on April 5, 2001 suspending the district court's preliminary injunction pending its final ruling on the appeal. On April 6, 2001, the FERC issued an order confirming that the credit provisions of the Cal ISO's tariff apply to all sales of electricity under the tariff, including emergency dispatch orders. As a result of the FERC's order, the district court's preliminary injunction expired in accordance with its terms and we expect that the district court will dismiss the Cal ISO's complaint. Therefore, we no longer need to pursue any further appeal to the Ninth Circuit since we will no longer be compelled to comply with the emergency dispatch orders in the absence of a creditworthy counterparty. As of March 31, 2001, we were owed $108 million for power provided in compliance with emergency dispatch orders.

     For additional information regarding the situation in California, please read "-- Results of Operations by Business Segment -- Wholesale Energy -- 2000 Compared to 1999," as well as Notes 11(e) and 11(h) to our consolidated financial statements.

COMPETITION AND RESTRUCTURING OF THE TEXAS RETAIL ELECTRICITY MARKET

     The Texas electric restructuring law substantially amends the regulatory structure governing electric utilities in Texas in order to allow full retail competition beginning on January 1, 2002 in the service territory of all investor-owned electric utilities. Please read "Our Business -- Our Retail Energy Business Segment -- Market Framework -- Texas" for a description of the retail electricity market framework established by the Texas electric restructuring law. Under this framework, we will initially be required to sell electricity to the residential and small commercial customers of Reliant Energy's electric utility division in the Houston metropolitan area at a specified price, which is referred to in the Texas electric restructuring law as the "price to beat," whereas other retail electric providers will be allowed to sell electricity to these customers at any price. We will not be permitted to offer electricity to these customers at a price other than the price to beat until January 1, 2005, unless before that date the Texas Utility Commission determines that 40% or more of the amount of electric power that was consumed in 2000 by the relevant class of customers in the Houston metropolitan area is committed to be served by retail electric providers other than us. Please read "Risk Factors -- Risks Related to Our Retail Electricity Business -- The results of our retail electric operations in Texas will be largely dependent upon the amount of gross margin, or "headroom," available in the price to beat. The initial price to beat and the amount of headroom available in the price to beat will not be established until late 2001. Future adjustments to the price to beat may be inadequate to cover our costs to purchase power to serve our price to beat customers." Because we will not be able to compete for residential and small commercial customers on the basis of price in the Houston area, we may lose a significant number of these customers to other providers. Also, we expect that our retail electric operations will face significant competition from retail affiliates of incumbent utilities in other markets in Texas.

     As a result of recent volatility in California's power markets, governmental agencies or officials and/or other interested parties in a number of states are urging that deregulation of the retail electric markets of such states be delayed or reconsidered altogether. As of February 2001, four of the nine states that had previously adopted laws or regulatory plans providing for future retail electric competition by 2002 have initiated bills or proceedings or adopted laws or regulatory plans to delay the implementation of retail electric competition beyond the original date. The extent to which states delay or reconsider the deregulation of their retail electric markets will limit the number of potential retail electric markets outside of Texas into which we may expand our retail operations.

     While the Texas electric restructuring law calls for the implementation of a competitive retail electric market in Texas beginning on January 1, 2002, the law authorizes the Texas Utility Commission to delay the date on which the retail electric market is opened to competition in any power region in Texas if it determines that the region is unable to offer fair competition and reliable service to all retail customer classes on that date. During any delay period, we may not earn any revenue from our retail electric business.

OUR EUROPEAN OPERATIONS

     Beginning January 1, 2001, UNA began operating in a competitive market. Consistent with our expectations at the time we made the acquisition, we anticipate that European Energy will experience a significant decline in gross margin in 2001 attributable to the deregulation of the market and termination of an agreement with the other Dutch generators and the Dutch distributors. In addition, the results of our European Energy segment will be negatively impacted beginning in 2002 due to the imposition of a standard Dutch corporate income tax rate, which is currently 35%, on the income of UNA. In 2000 and prior years, UNA's Dutch corporate income tax rate was zero percent.

     Historically, UNA and the other Dutch generators have sold their generating output through the coordinating body for the Dutch electricity generating sector, N.V. Samenwerkende elecktriciteits-produktiebedrijven, which we refer to in this prospectus as "SEP." As of December 29, 2000, SEP changed its name to BV Nederlands Elektriciteit Administratiekantoor. Over the years, SEP has incurred "stranded" costs as a result of a perceived need to cover anticipated shortages in energy production supply. SEP stranded costs consist primarily of investments in alternative energy sources and fuel and power purchase contracts currently estimated to be uneconomical. Legislation has been approved by the Dutch parliament which would transfer the liability for the stranded costs from SEP to its four shareholders, one of which is UNA. For information regarding this legislation, please read Note 11(f) to our consolidated financial statements.

     In connection with our acquisition of UNA, the selling shareholders of UNA agreed to indemnify UNA for some stranded costs in an amount not to exceed NLG
1.4 billion ($599 million based on an exchange rate of 2.34 NLG per U.S. dollar as of December 31, 2000), which may be increased in certain circumstances at our option up to NLG 1.9 billion ($812 million). Of the total consideration we paid for the shares of UNA, NLG 900 million ($385 million) has been placed by the selling shareholders under the direction of the Dutch Ministry of Economic Affairs in an escrow account to secure the indemnity obligations. Although our management believes that the indemnity provision will be sufficient to fully satisfy UNA's ultimate share of any stranded costs obligation, this judgment is based on numerous assumptions regarding the ultimate outcome and timing of the resolution of the stranded cost issue, the former shareholders' timely performance of their obligations under the indemnity arrangement, and the amount of stranded costs, which at present is not determinable. Any shortfall in the indemnity provision could have a material adverse effect on our results of operations.

ENVIRONMENTAL EXPENDITURES

     We are subject to numerous environmental laws and regulations, which require us to incur substantial costs to operate existing facilities, construct and operate new facilities, and mitigate or remove the effect of past operations on the environment. In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

     - construct or acquire new equipment,

     - acquire permits and/or marketable allowances or other emission credits for facility operations,

     - modify or replace existing and proposed equipment,

     - acquire emissions credits and allowances, and

     - clean up or decommission waste disposal areas, fuel storage and management facilities and other locations and facilities, including coal mine refuse piles and generation facilities.

     We anticipate investing up to $600 million in capital and other special project expenditures between 2001 and 2026 for environmental compliance. If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose civil, administrative and/or criminal liabilities on us, as well as seek to curtail our operations. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. If any of these events occur, our business and results of operations could be materially adversely affected.

OTHER CONTINGENCIES

     Please read "Our Business -- Legal Proceedings" for a description of certain legal and regulatory proceedings affecting us, including five class action and other lawsuits recently filed against sellers of electricity in California alleging violations of state antitrust laws and state laws against unfair and unlawful business practices.




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

                         OUR BUSINESS -- ENVIRONMENTAL

GENERAL ENVIRONMENTAL ISSUES

     We are subject to a number of federal, state and local requirements relating to:

     - the protection of the environment, and

     - the safety and health of personnel and the public.

     These requirements relate to a broad range of our activities, including:

     - the discharge of pollutants into the air and water,

     - the identification, generation, storage, handling, transportation, disposal, record keeping, labeling, reporting of, and emergency response in connection with hazardous and toxic materials and wastes, including asbestos, associated with our operations,

     - noise emissions from our facilities, and

     - safety and health standards, practices and procedures that apply to the workplace and to operation of our facilities.

     In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

     - construct or acquire new equipment,

     - acquire permits and/or marketable allowances or other emission credits for facility operations,

     - modify or replace existing and proposed equipment, and

     - clean up or decommission waste disposal areas, fuel storage and management facilities and other locations and facilities, including coal mine refuse piles and generation facilities.

     We anticipate investing up to $600 million in capital and other special project expenditures between 2001 and 2026 for environmental compliance. If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose on us civil, administrative and/or criminal liabilities as well as seek to curtail our operations. Under some statutes, private parties could also seek to impose civil fines or liabilities for property damage, personal injury and possibly other costs.

     Air Emissions. Our facilities are subject to the Federal Clean Air Act and many state laws and regulations relating to air pollution. These laws and regulations cover, among other pollutants, those contributing to the formation of ground-level ozone, carbon monoxide, sulfur dioxide, or "SO(2)," and particulate matter. As a general matter, our facilities emit these pollutants at levels within regulatory requirements. Fossil-fired electric utility plants are usually major sources of air pollutants, and are therefore subject to substantial regulation and enforcement oversight by the applicable governmental agencies.

     Pollutants Contributing to Ozone. Substantially all of our facilities burn fossil fuels, primarily coal, oil or natural gas, to produce electricity. The combustion of fossil fuels produces nitrogen oxides, or "NO(x)," which




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



can react chemically with organic and other compounds present in the lower portion of the atmosphere to form ozone. Ozone in the lower portion of the atmosphere, or "ground-level ozone," is considered by government health and environmental protection agencies to be a human health hazard, which has prompted both the federal and state governments to adopt stringent air emission requirements for fossil fuel-fired generating stations. These requirements are designed to reduce emissions that contribute to ozone formation, with particular emphasis on NO(x).

     Carbon Dioxide. In November 1998, the United States became a signatory to the Kyoto Protocol to the United Nations Framework Convention on Climate Change. The Kyoto Protocol calls for developed nations to reduce their emissions of greenhouse gases, which are believed to contribute to global climate change. Carbon dioxide, which is a major byproduct of the combustion of fossil fuel, is considered to be a greenhouse gas. The Kyoto Protocol, however, will not become enforceable law in the United States unless and until the U.S. Senate ratifies it. If the U.S. Senate ultimately ratifies the Kyoto Protocol and greenhouse gas emission reduction requirements are implemented, the resulting limitations on power plant carbon dioxide emissions could have a material adverse impact on all fossil fuel-fired facilities, including our facilities.

     Particulates. The U.S. Environmental Protection Agency, or "EPA," issued a new and more stringent national ambient air quality standard, or "NAAQS," in July 1997 for fine particulate matter. Under the time schedule announced by the EPA when the new standard for fine particulates was adopted, geographical areas that were nonattainment areas for the standard were to be designated in 2002, and control measures for significant sources of fine particulate emissions were to be identified in 2005. On May 14, 1999, however, the U.S. Court of Appeals for the District of Columbia Circuit vacated and remanded the fine particulate standard to the EPA for further justification. As a result, there is no presently enforceable standard for fine particulates, and we do not know what impact, if any, future revision to this standard may have on our facilities. If an ambient air quality standard for fine particulates is promulgated, further NO(x) and SO(2) reductions may be required for those of our facilities located in areas where sampling indicates the ambient air does not comply with the final standards that are adopted.

     Solid Wastes. All of our U.S. facilities operate in states that have been authorized to administer the federal Resource Conservation and Recovery Act, or "RCRA," which regulates the management and disposal of hazardous wastes. These states also regulate, through their own state programs, the management and proper disposal of non-hazardous waste and recycled materials. We have significantly reduced our overall waste disposal amount through various pollution prevention and waste minimization programs.

     Water Issues. The federal Clean Water Act generally prohibits the discharge of any pollutants, including heat, into any body of surface water, except in compliance with a discharge permit issued by a state environmental regulatory agency or the EPA. All of our facilities that are required to have such permits either have them or have timely applied for extensions of expired permits and are lawfully operating under the prior permit.

     The EPA has issued for public comment proposed rules which would impose uniform, minimum technology requirements on new cooling water intake structures. Similar rules for existing intake structures are expected to be prepared in the summer of 2001. It is not known at this time what requirements the final rules for existing intake structures will impose and whether our existing intake structures will require modification as a result of such requirements.

     In July 2000, the EPA issued final rules for the implementation of the Total Maximum Daily Load, or "TMDL," program of the Clean Water Act. The goal of the TMDL rules is to establish, over the next 15 years, the maximum amounts of various pollutants that can be discharged into waterways while keeping those waterways in compliance with water quality standards. The establishment of TMDL values may eventually result in more stringent discharge limits in each facility's wastewater discharge permit. Such limits may require our facilities to install additional wastewater treatment, modify operational practices or implement other wastewater control measures. Certain members of Congress have expressed to EPA concern about the TMDL program with respect to such issues as the scientific validity of data used to establish TMDLs as well as the costs to implement the program.



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




REGIONAL ENVIRONMENTAL ISSUES -- WHOLESALE ENERGY -- MID-ATLANTIC REGION

     Liability for Preexisting Conditions. Under the purchase agreement for the acquisition of our Mid-Atlantic generating facilities, we agreed, with a few exceptions, to:

     - assume liability for, and provide indemnification against, remediation and other consequences of the presence, handling, storage or release of hazardous and toxic materials on any of the sites of our Mid-Atlantic region electric generating stations or at off-site locations to the extent resulting from events on or after November 24, 1999, and any noncompliance by Sithe Energies with environmental requirements, in each case, except as noted, whether arising or relating to events occurring prior to, on or after the date of the acquisition from Sithe Energies, and

     - assume similar indemnification obligations of Sithe Energies owed to the prior owners of the facilities.

We are not currently aware of any environmental condition at any of our Mid-Atlantic region facilities that we expect to have a material adverse effect on our financial position, results of operations or cash flows.

     Nitrogen Oxides. A multistate memorandum of understanding dealing with the control of NO(x) air emissions from major emission sources has been signed by the Ozone Transport Commission states primarily in the Mid-Atlantic and Northeastern states. The memorandum of understanding and underlying state laws establish a regional three-phase plan for reducing NO(x) emissions from electric generating units and large industrial boilers within the Ozone Transport Region, or "OTR." Implementation of Phase 1 was the installation of Reasonably Available Control Technology, or "RACT," no later than May 31, 1995. This was successfully completed. Phase 2 commenced in 1999 and will continue through 2002. Phase 3 will begin in 2003. The rules implementing Phase 2 and 3:

     - establish NO(x) budgets, or emissions "caps" during the ozone season of May through September,

     - establish methodology to allocate the allowances to affected sources within the budget, and

     - require an affected source to "account for ozone season NO(x) emissions through the surrender of NO(x) allowances."

The number of NO(x) allowances available to each facility under the annual budget decreases as the program progresses; thus, forcing an overall reduction in NO(x) emissions. We currently have been allocated sufficient NO(x) allowances to meet the Phase 2 emission reduction targets. During Phase 3, we will receive fewer allowances under a reduced NO(x) budget. We currently anticipate capital expenditures of approximately $64 million between 2001 and 2003 to meet the Phase 3 budget levels for our wholly owned Mid-Atlantic facilities. We also anticipate that the consortium of owners of the Conemaugh and Keystone stations will elect to install additional NO(x) controls on one or more of the boilers at these stations during the next few years to maintain compliance with these facilities' budget allocations. We will be responsible for the cost of any capital expenditures at Conemaugh and Keystone in proportion to our ownership percentage through a NO(x) cap and trade system, similar to that described below for SO(2). We may purchase NO(x) allowances in addition to those that are allocated to our facilities in order to minimize the total cost of compliance. We also believe that recent installations of additional boiler operational control systems at our Keystone and Conemaugh stations and future installations at the Portland and Shawville stations will further enhance our ability to control NO(x) emissions.

     Pennsylvania and New Jersey state regulations implement both the Phase 2 and Phase 3 emission reductions through a NO(x) cap and trade system, similar to that described below for SO(2). Under regulatory systems of this type, we may purchase NO(x) allowances from other sources in the area in addition to those that are allocated to our facilities, instead of installing NO(x) emission control systems at our facilities. Depending on the market conditions, the purchase of extra allowances for a portion of our NO(x) budget requirements may minimize the total cost of compliance. Our current NO(x) compliance strategy relies primarily on emission reduction projects, but does incorporate some allowance purchases for a small fraction of our expected NO(x) allowance requirements.



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



     Separate and apart from the requirements described above, the EPA has initiated several regulatory and enforcement efforts that are intended to impose limitations on major NO(x) sources located in the eastern United States and the Midwest in order to reduce the formation and regional transport of ozone. Such regulatory efforts include the EPA's "Section 126 rule" and the "NO(x) SIP Call," both of which would establish a federal NO(x) emissions cap-and-trade program that would apply to some existing utilities and large industrial sources located in 12 states whose emissions the EPA has determined contribute to air quality problems in "downwind" states (generally in the northeast corner of the United States). The Pennsylvania regulations in 25 PA, Chapter 145 and New Jersey regulations under N.J.A.C. 7:27-31 will satisfy the NO(x) emission goals specified in those regulatory efforts.

     The EPA also has been conducting a nationwide enforcement investigation regarding the historical compliance of coal-fueled electric generating stations with various permitting requirements of the Clean Air Act. Specifically, the EPA and the U.S. Department of Justice have recently initiated formal enforcement actions and enforcement litigation against several other utility companies that operate coal-fueled utility stations, alleging that these companies modified their plants (sometimes more than 20 years ago) without proper preconstruction permit authority. The Conemaugh station responded to a formal information request by the EPA in June 1998 related to this EPA enforcement initiative. Subsequently, the Shawville and Keystone stations responded to similar, but more detailed, requests. The EPA has not filed an enforcement action or initiated litigation against us at this time. Nevertheless, such litigation, if pursued successfully by the EPA against any of these three stations, could result in the imposition of substantial penalties and could accelerate the timing of emission reduction expenditures currently contemplated for the facilities. If fines and penalties connected to such litigation are imposed on our facilities, affiliates of GPU, Inc. will be responsible for such fines and penalties but GPU, Inc. will not be responsible for emission reduction expenditures necessary to correct any historical non-compliance.

     Sulfur Dioxide. The Clean Air Act acid rain provisions require substantial reductions in SO(2), emissions. Implementation of the acid rain provisions is achieved through a total cap on SO(2) emissions from affected units and an allocation of marketable SO(2) allowances to each affected unit. Operators of electric generating units that emit SO(2) in excess of their allocations can buy additional allowances from other affected sources. We currently project the number of SO(2) allowances allocated to our Mid-Atlantic units will be less than projected SO(2) emissions through 2026. Whether we will have an excess or deficit of SO(2) allowances for any given year will depend, in part, on the capacity utilization of each of the units. We currently intend to comply with acid rain SO(2) requirements by purchasing additional allowances to make up any deficit from our allowance allocation. However, depending on the extent of any allowance deficits, the price and the availability of allowances and other regulatory factors, we will consider changing to low-sulfur coal or other emission control technologies to maintain compliance.

     A number of our coal-fired stations have also had to address concerns raised by the state and federal environmental agencies regarding impacts on the ambient air quality caused by the facility's SO(2) emissions, and specifically impacts on modeled compliance with the NAAQS for SO(2).

     The Keystone, Conemaugh and Seward stations are located in the proximity of the Chestnut and Laurel Ridges. To address concerns expressed by the EPA and the Pennsylvania Department of Environmental Protection, or "PaDEP," about the ambient air quality for SO(2) in this area, a prior owner of those stations conducted air quality modeling studies for these three stations to assess compliance with the NAAQS for SO(2). Based on these studies, more stringent SO(2) emission limits were placed on these three stations, and the stations currently comply with these limits. Based on similar SO(2) NAAQS modeling studies for the Portland, Warren and Shawville stations, the PaDEP imposed more stringent SO(2) emissions limits at the Warren station. The results of the studies show that the Portland and Shawville stations do not require revised SO(2) emission limits to demonstrate attainment of the SO(2) NAAQS. Finally, the results of a similar SO(2) NAAQS modeling study for the Titus station suggest that SO(2) emissions reductions or increased vent gas dispersion may be necessary to maintain modeled NAAQS compliance. Final resolution of the Titus SO(2) modeling study could result in the construction of a new emissions stack to increase vent gas dispersion within the next two or three years, which may cost an estimated $5 million to $7 million.



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




     Visibility Impairment Rules. The EPA has promulgated regulations relating to reduction in the impairment of visibility resulting from man-made pollution. The primary target of these regulations would be SO(2), NO(x) and hydrogen chloride air emissions from stationary sources. The regulations have been challenged in court, and the ultimate impact of these regulations on our facilities is uncertain. Even under the existing regulations, there would be no impact on our facilities until 2012 and beyond.

     Mercury. The EPA is currently considering whether it will regulate steam electric generating plants under Title III of the Clean Air Act, which addresses emissions of hazardous air pollutants from specific industrial categories. Power plants are a source of mercury air emissions. If the EPA decides to regulate the electric power industry under Title III of the Clean Air Act, it will likely establish emission control standards for mercury, as well as, potentially, other hazardous air pollutants. The standards likely would not be imposed on affected sources until 2010 or later. The applicable control level is uncertain, as is the cost of these potential future rules.

     Asbestos and Lead-based Paint. Many of our facilities are more than 40 years old, and as a result contain significant amounts of asbestos insulation, other asbestos containing materials, as well as lead-based paint. Existing state and federal rules require the proper management and disposal of these potentially toxic materials. We have developed a management plan that includes proper maintenance of existing non-friable asbestos installations, and removal and abatement of asbestos containing materials where necessary because of maintenance, repairs, replacement or damage to the asbestos itself. We have planned for the proper management, abatement and disposal of asbestos and lead-based paint at our facilities in our financial planning.

     Clean Water Act. The PaDEP is currently evaluating the existing thermal load on the stream that receives the Shawville cooling water discharge. This evaluation may result in a reduced temperature limit in the wastewater discharge permit for the Shawville cooling water discharge. If the temperature limit is reduced, we may be required to construct a cooling tower to comply with the terms of the wastewater discharge permit.

     Solid Wastes. Several of our facilities are subject to regulations in Pennsylvania governing ash disposal sites. These regulations require, among other things, the development of a groundwater assessment plan if groundwater monitoring indicates degradation of water quality. A groundwater assessment must evaluate the cause and determine the need for abatement measures. Groundwater assessments have been developed for several of our ash disposal sites. Specifically, the Titus station ash disposal site was upgraded in 1991 and meets many of the Pennsylvania lined facility requirements. Nevertheless, groundwater degradation has been identified at that site. In 1996, an abatement plan was filed with the PaDEP in conjunction with the Titus ash disposal site repermitting application. The plan states that any contaminated groundwater will be appropriately abated until the landfill is closed, which is expected to occur in 2008 or 2009, and, prior to the projected landfill closure, procedures will be implemented to evaluate the groundwater condition at the site and determine if additional remediation is required. Similarly, the Portland station ash disposal site requires significant modifications under a state permit issued in December 1998 that requires a synthetic liner and a leachate collection and treatment system. These modifications are nearing completion. In general, we expect to develop and expand existing ash disposal sites as well as close other ash disposal sites at various facilities during the lives of those facilities. These activities may include various remedial activities to address actual or threatened impacts on groundwater from prior disposal activities or other technical construction requirements imposed by the applicable regulatory agency.

     Other residual waste compliance requirements in Pennsylvania apply to waste water treatment processes including the use of storage impoundments, which eventually will also require groundwater monitoring systems, and potential assessments of the impact, if any, on groundwater. Groundwater abatement may be necessary at locations where pollution problems are identified. The removal of all the residual waste, sometimes called clean closure, has been completed at some of our impoundments to eliminate the need for future monitoring and abatement requirements. Wastewater storage impoundments must implement groundwater monitoring plans. The PaDEP has approved the monitoring plans for the Keystone and Conemaugh stations. Implementation of those plans has begun. The plans for the Shawville, Titus and Portland stations are awaiting PaDEP approval.



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





     Hazardous Substances/Site Remediation. Under federal environmental monitoring requirements, an affiliate of GPU, Inc., as prior owner of our Seward station, reported to the PaDEP that contaminants from coal mine refuse piles were identified in stormwater runoff at the property where the station is situated. That affiliate of GPU, Inc. signed a modified consent order, effective December 1996, and an amendment, in December 1998, that established a schedule for submitting a plan for long-term remediation, based on future operating scenarios. We estimate that the remediation on the Seward station property will range from $6 million to $10 million. These amounts have been included in the financial projections and anticipated environmental expenditures for the Seward station. We base this cost estimate on continuing discussions with the PaDEP about the method of remediation, the extent of remediation required and available cleanup technologies. Under the acquisition agreements by which Sithe Energies purchased our facilities from affiliates of GPU, Inc., a GPU, Inc. affiliate has agreed to retain responsibility for up to $6 million of environmental liabilities arising as a result of or in connection with the investigation or remediation of hazardous substances disposed, released or stored prior to November 24, 1999 in connection with the coal refuse site at the Seward station. We will be responsible for any amounts in excess of that $6 million. In August 2000 we signed a modified consent order which committed us to begin the remediation work by September 2000 and to complete it no later than November 2004.

     We are generally responsible for the liabilities associated with site contamination at our facilities, with the exception of the first $6 million to remediate the coal mine refuse pile at the Seward station and all costs associated with the remediation of asbestos contamination identified at an office building. An affiliate of GPU, Inc. retained liabilities associated with the disposal of hazardous substances to off-site locations prior to November 24, 1999. In that regard, the presence of hazardous substances at the generating facilities could expose us to potential liabilities associated with the cleanup of contaminated soil and groundwater under federal or state "Superfund" statutes. Under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or "CERCLA" or "Superfund," owners and operators of facilities from which there has been a release or threatened release of hazardous substances, together with those who have transported or arranged for the disposal of those substances, are liable for:

     - the costs of responding to that release or threatened release, and

     - the restoration of natural resources damaged by any such release.

The liability imposed by the statute is both strict and, under almost all circumstances, joint and several. Any such liabilities could have a material adverse effect on us. We are not aware of any liabilities that we are responsible for under CERCLA that would have a material adverse effect on us, our financial position, results of operation or cash flows.

     We are also responsible for remediation costs under the New Jersey Industrial Site Recovery Act, or "ISRA," relating to our facilities located in New Jersey. Under ISRA, owners and operators of industrial properties are responsible for performing all necessary remediation at the facility prior to closing, or undertaking actions that ensure that the property will be remediated after the closing. In connection with the acquisition of our Mid-Atlantic region facilities from Sithe Energies, Inc., we have agreed to take responsibility for any costs under ISRA relating to the New Jersey properties, which include the Gilbert, Sayreville, Glen Gardner and Werner stations. We estimate that the costs to fulfill our obligations under ISRA will be approximately $5 to $10 million. However, these remedial activities are still in the early investigative stage. Following further investigation the scope of the necessary remedial work could increase, and we could, as a result, incur significantly greater costs.

REGIONAL ENVIRONMENTAL ISSUES -- WHOLESALE ENERGY -- SOUTHWEST REGION

     As of March 31, 2001, we operated approximately 4,045 MW of natural gas-fired generation facilities in California and Nevada. Additional generation capacity of 563 MW was under construction in Arizona as of that date. The California units are required to meet the strict emission standards prescribed in the South Coast Air Quality Management District and Ventura County. Our Etiwanda generating facility operates under the RECLAIM emission allowance system, which reduces the allowable amount of NO(x) emissions by reducing



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the available emission allowances or credits allocated to each source annually by about 8 percent per year through 2003. Emission allowance prices have reached record levels during the summer of 2000; however, we now believe that we have acquired or been allocated sufficient NO(x) allowances to operate our Etiwanda facility and that the associated cost will not have a material impact. We have added emission reduction equipment at our Coolwater station, and are pursuing additional NO(x) reductions at our Etiwanda generating station to improve profitability of these facilities.

     In order to further assist in meeting peak power supply shortfalls in the California market, we entered into an agreement with Ventura County Air Pollution Control District to install NO(x) emission reduction equipment on a peaking combustion turbine at the Mandalay generating station in Ventura County. This agreement will allow an increase in the unit's fuel allowance while engineering and construction of NO(x) emission control equipment is performed. Project costs are estimated to range from $2.1 million to $5.8 million. An emission mitigation fee of $4,000 per hour of operation above the current fuel allowance will be assessed until NO(x) controls are installed by July 2001, and will go to reduce emissions via replacement of diesel engines in the county. The Santa Barbara County Air Pollution Control District has agreed to allow the Ellwood station to operate above the current 200 hour limit, but not beyond the current permit limit on fuel use if the Cal ISO advises us of an "Imminent Stage 3" energy advisory.

     In July 2000, the Ormond Beach station received a notice of violation from the Ventura County Air Pollution District for operation in excess of permit limits during a power supply emergency. We believe the operation was authorized under equipment malfunction notification provisions, and are pursuing resolution with the agency. However, if not favorably resolved, the notice of violation could result in penalties. The cost associated with such a penalty, if any, is not expected to be material.

     The asset purchase agreements under which we acquired our California generating facilities contain a provision that makes the prior owner of those plants responsible for costs associated with environmental contamination that is discovered on the sites of the purchased assets within 15 years after the purchase and can be shown to have resulted from activities of the prior owner.

REGIONAL ENVIRONMENTAL ISSUES -- WHOLESALE ENERGY -- MIDCONTINENT REGION

     As of March 31, 2001, we operated 255 MW of natural gas-fired capacity at Shelby County, Illinois. In addition, 962 MW of capacity was under construction in Aurora, Illinois and Shelby County, Illinois as of that date. All permits necessary for the construction and/or operation of these units have been obtained or have been timely applied for, with receipt expected prior to start-up.

REGIONAL ENVIRONMENTAL ISSUES -- WHOLESALE ENERGY -- FLORIDA

     The Indian River plant, located in Brevard County, Florida, is subject to an ordinance that limits the use of emission allowances allocated as part of Title IV of the Federal Clean Air Act to those allocated to sources within the county. While it is not believed that this requirement would withstand a legal challenge, we elected not to pursue litigation at this time. The full allocation of allowances was purchased from the Orlando Utilities Commission as part of the acquisition of the Indian River plant, and our fuel purchase and utilization strategy is such that the acquired allowances should be adequate for operation of this plant for the foreseeable future.

     The Indian River plant discharges wastewater to percolation ponds which in turn, discharge to groundwater. Elevated levels of vanadium and sodium have been detected in groundwater monitoring wells. A noncompliance letter has been received from the Florida Department of Environmental Protection. A study to evaluate the cause of the elevated constituents will be undertaken. At this time, if remediation is required, the cost, if any, is not anticipated to be material.

     We are actively involved in the remediation of two wastewater ponds at the Indian River plant. These ponds historically received station wash water that contained small amounts of polychlorinated biphenyl, or "PCBs," from a ruptured station transformer. The remediation of the ponds is regulated under the federal Toxic Substances Control Act, or "TSCA." We expect the total cost of the cleanup will be approximately $500,000.



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



REGIONAL ENVIRONMENTAL ISSUES -- EUROPEAN ENERGY -- UNA

     As of March 31, 2001, we owned and operated 3,476 MW of generation facilities located in the Netherlands. In 2000, approximately 57% of UNA's generation output was natural gas-fired, 24% was blast furnace gas-fired, 18% was coal-fired and less than 1% was oil-fired.

     Although currently the Dutch environmental laws are among the most stringent in Europe, the Dutch environmental policy is becoming more closely harmonized with European directives. The Dutch federal environmental laws are for the most part defined in the Wet milieubeheer, the Wet verontreiniging oppervlaktewater and the Wet op de waterhuishouding. These Acts generally provide the framework for further definition by Royal Resolutions, ministerial Resolutions and other directives. Each plant needs an environmental permit. According to the size of the plant, the licensing authority may be the Province or the Municipality. The licensing authority for the water pollution Act is the Directorate General for Public Works and Water Management. The Dutch law permits so-called Convenanten. These are contractual agreements between the federal government and a sector of industry, and are used to define environmental targets for the long term. The environmental laws also address public safety.

     UNA facilities hold all necessary authorizations and approvals for their operation.

     The European Union, of which the Netherlands is a member, adopted the Kyoto Protocol as the goal for greenhouse gas emission targets. Please read "-- General Environmental Issues -- Carbon Dioxide" for further discussion of the protocol. UNA, through innovative use of "green fuels" and efficiency improvements, expects to meet its portion of the target reductions.

     UNA facilities are in compliance with applicable Dutch NO(x) emission standards through the year 2000. Discussions are currently ongoing between the government and the electric utility industry sector. While no outcome can be predicted, we currently believe that a market based trading system will be implemented in the 2002 time frame and that ultimately NO(x) emission reductions will be required from our generating facilities.

     As in the United States, generating facilities in the Netherlands are subject to requirements to properly handle and abate asbestos. UNA has embarked upon a remediation program to identify areas of its facilities that contain asbestos and a detailed program for these facilities has been developed. The results of the evaluation indicate that reductions in overall operation and maintenance costs will occur if remediation is completed. We currently anticipate that this program may require expenditures of up to $20 million over the next five years.



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
                       OUR BUSINESS -- LEGAL PROCEEDINGS

     We are currently involved in various litigation matters in the ordinary course of our business.

     During the summer and fall of 2000, prices for wholesale electricity in California increased dramatically as a result of a combination of factors, including higher natural gas prices and emissions allowance costs, reduction in available hydroelectric generation resources, increased demand, decreases in net electric imports, structural market flaws including over-reliance on the electric spot market, and limitations on supply as a result of maintenance and other outages. Although wholesale prices increased, California's deregulation legislation kept retail rates frozen below 1996 levels. This caused two of California's public utilities, which are our customers based on our deliveries to the Cal PX and the Cal ISO, to accrue billions of dollars of unrecovered wholesale power costs and to ultimately default in January and February 2001 on payments owed for wholesale power purchased through the Cal PX and from the Cal ISO and, in the case of Pacific Gas and Electric Company, to file a voluntary petition for bankruptcy.

     In response to the filing of a number of complaints challenging the level of wholesale prices, the FERC initiated a staff investigation and issued an order on December 15, 2000 implementing a series of wholesale market reforms, including an interim price review procedure for prices above a $150/MWh "breakpoint" on sales to the Cal ISO and through the Cal PX. The order does not prohibit sales above the "breakpoint," but the seller is subject to weekly reporting and monitoring requirements. For each reported transaction, potential refund liability extends for a period of 60 days following the date any such transaction is reported to the FERC. On March 9, 2001, the FERC issued a further order establishing a proxy market clearing price of $273/MWh for January 2001, and on March 16, 2001 the FERC issued a further order adjusting the proxy market clearing price to $430/MWh for February 2001.

     In the FERC's March 9 and March 16 orders, the FERC indicated that approximately $12 million of the $125 million charged by us in January 2001 in California to the Cal ISO and the Cal PX and approximately $7 million of the $47 million charged by us in February 2001 in California to the Cal ISO and the Cal PX were subject to possible refunds. In an order issued April 16, 2001, the FERC found that we did not have any potential refund obligations associated with our sales in March 2001. In the March 9 and March 16 orders, the FERC set forth procedures for challenging possible refund obligations. Because we believe that there is cost or other justification for prices charged above the proxy market clearing prices established in the March 9 and March 16 orders, we have notified the FERC of our desire to challenge the bulk of our potential refund amounts identified in such orders. Any refunds we may ultimately be obligated to pay are to be credited against unpaid amounts owed to us for our sales in the Cal PX or to the Cal ISO. While the December 15 order established that a refund condition would be in place for the period beginning October 2, 2000 through December 31, 2002, this refund condition for January and February sales is limited to the amounts identified for possible refund. The balance of our sales in January and February, representing the vast majority of our California sales in those two months, are no longer subject to refund since they were not challenged during the 60 day period following the reporting of such sales. Sales prior to January and subsequent to October 2, 2000 remain subject to refund under the FERC's December 15 order. The December 15 order also eliminated the requirement that California's public utilities sell all of their generation into and purchase all of their power from the Cal PX and directed that the Cal PX wholesale tariffs be terminated effective April 2001. The Cal PX has since suspended its day-ahead and day-of markets and filed for bankruptcy protection on March 9, 2001. Motions for rehearing have been filed on a number of issues related to the December 15 order and such motions are still pending before the FERC.

     On April 26, 2001, the FERC issued an order establishing a market monitoring and mitigation plan for the California markets. The plan retains the December 15 order's "breakpoint" approach to price mitigation, for bids in the real-time market during periods when power reserves fall below 7.5 percent (i.e., Stages 1, 2 and 3 emergencies). The plan's breakpoint amount will be based on variable cost calculations using data submitted confidentially by each gas-fired generator to the FERC and the Cal ISO. The Cal ISO will use this data and indices of natural gas and emissions credits costs to establish the market-clearing price in real-time based on the marginal cost of the highest-cost generator called to run. This price mitigation scheme will replace the December 15 order's regime on May 29, 2001, and will be effective for no more than one year. The plan also increases the Cal ISO's authority to coordinate and control generating facility outages, subject to periodic reports to the FERC; requires generators in California to offer all their available capacity for sale in the real-time market; and conditions sellers' market-based rate authority such that sellers violating certain conditions on their bids will be subject to increased scrutiny by the FERC, potential refunds and even revocation of their market-based rate authority. The FERC conditioned implementation of the market monitoring and mitigation plan on the Cal ISO and the three California public utilities filing a regional transmission organization proposal by June 1, 2001.

     In addition to the FERC investigation discussed above, several state and other federal regulatory investigations and complaints have commenced in connection with the wholesale electricity prices in California and other neighboring Western states to determine the causes of the high prices and potentially to recommend remedial action. In California, the CPUC, the California Electricity Oversight Board, the California Bureau of State Audits and the California Office of the Attorney General all have separate ongoing investigations into the high prices and their causes. With the exception of a report by the California Bureau of State Audits, none of these investigations have been completed and no findings have been made in connection with any of them. The recently released California state audit report concluded that the foremost cause of the market disruptions in California was fundamental flaws in the structure of the power market.

     Despite the market restructuring ordered under the December 15 order, the California public utilities have continued to accrue unrecovered wholesale costs. As a result, the credit ratings of two of these public utilities were severely downgraded to below investment grade in January 2001. As their credit lines became unavailable, the two utilities defaulted on payments due to the Cal PX and the Cal ISO, which operate financially as pass-through entities, coordinating payments from buyers and sellers of electricity. As a result, the Cal PX and Cal ISO were not able to pay final invoices to market participants totaling over $1 billion.

     The default of two of California's public utilities on amounts owed the Cal PX and the Cal ISO for purchased power, and the filing of a voluntary petition for bankruptcy by Pacific Gas and Electric Company, have further exacerbated the current crisis in the California wholesale markets and resulted in substantial uncollected receivables owed to us by the Cal ISO and the Cal PX. The Cal PX's efforts to recover the available collateral of the utilities, in the form of block forward contracts, have been frustrated by the emergency acts of California's Governor, who seized control of the contracts upon the expiration of temporary restraining orders prohibiting such action. Although obligated to pay reasonable value for the contracts, the state of California has not yet made any payment for the contracts. Various actions have been filed challenging the Governor's ability to seize these contracts and seeking to impose an obligation to pay the fair market value of the contracts as of the date seized.

     Upon the default of the two utilities of amounts due to the Cal PX, the Cal PX issued "charge-backs" allocating the utilities' defaults to the other market participants. Proceedings were brought both in federal court and at the FERC seeking a suspension of the charge-backs and challenging the reasonableness of the Cal PX's actions. The Cal PX agreed to a preliminary injunction suspending any of its charge-back activities and on April 6, 2001, the FERC issued an order finding the charge-backs to be unjust and unreasonable under the circumstances but deferred further action pending resolution of certain matters. Amounts owed to us were debited in invoices by the Cal PX for charge-backs in the amount of $29 million and, on February 14, 2001, we filed our own lawsuit against the Cal PX in the United States District Court for the Central District of California, seeking a recovery of those amounts and a stay of any further charge-backs by the Cal PX. The filing of bankruptcy by the Cal PX will automatically stay for some period the various court and administrative cases against the Cal PX, although in its April 6 order the FERC asserted its regulatory powers to address the charge-back issues.

     The two defaulting utilities have both filed lawsuits challenging the refusal of state regulators to allow wholesale power costs to be passed through to retail customers under the "filed rate doctrine". The filed rate doctrine provides that wholesale power costs approved by the FERC are entitled to be recovered through rates. Additionally, to address the failing financial condition of the two defaulting utilities and the utilities' potential bankruptcy, the California Legislature passed emergency legislation, effective January 18, 2001 and February 2, 2001, appropriating funds to be used by the CDWR for the purchase of wholesale electricity on behalf of the utilities and authorizing the sale of bonds to fund future purchases under long-term power contracts with wholesale generators. The CDWR has solicited bids and has reported that it has entered into some long-term contracts with generators and continued purchasing of short-term power contracts. No bonds have yet been issued by the CDWR to support long-term power purchases or to provide credit support for short-term purchases.

     As noted above, two of California's public utilities have defaulted in their payment obligations to the Cal PX and the Cal ISO as a result of the refusal of state regulators to allow them to recover their wholesale power costs. This refusal by state regulators has also caused the utilities to default on numerous other financial obligations, and, in the case of Pacific Gas and Electric Company, to file a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. On March 27, 2001, the CPUC approved an increase in the retail rates of the two defaulting California utilities but ordered the utilities to apply the increase to pay the CDWR for power purchased by the CDWR on the utilities' behalf. Because the CPUC order attempts to prevent use of the increased revenue to pay suppliers for electricity delivered before the date of the decision, the rate increase does not address the existing indebtedness of the utilities. While the bankruptcy filing will result in further post-petition purchases of wholesale electricity being considered administrative expenses of the debtor, a substantial delay could be experienced in the payment of pre-petition receivables pending the confirmation of a reorganization plan. The California Legislature is currently considering legislation under which a state entity would be formed to purchase and operate a substantial share of the transmission lines in California in an effort to provide cash to the utilities. A number of the creditors for one of the other troubled California public utilities, Southern California Edison Company, have indicated, however, that unless there is more action on a plan to restore the utility's solvency, an involuntary bankruptcy filing may be made by such creditors. Southern California Edison's April 9, 2001 memorandum of understanding with the state of California, which would transfer the utility's transmission system to the CDWR or another state agency for approximately $2.76 billion, is intended to address these issues. The closing of this transaction is subject to numerous factors including completion of documentation and extensive regulatory approvals, including approval by the FERC.

     Because California's power reserves remain at low levels, in part as a result of the lack of creditworthy buyers of power given the defaults of the California utilities, the Cal ISO has relied on emergency dispatch orders requiring generators to provide at the Cal ISO's direction all power not already under contract. The power supplied to the Cal ISO has been used to meet the needs of the customers of the utilities, even though two of those utilities do not have the credit required to receive such power under the Cal ISO's tariff and may be unable to pay for it. The Cal ISO had previously obtained a preliminary injunction on March 21, 2001 from a federal district court in California compelling us to comply with emergency dispatch orders despite the utilities' failure to meet credit standards. The district court issued the preliminary injunction based on the conclusion that the Cal ISO's tariff provisions regarding credit were not applicable to emergency dispatch orders. On March 22, 2001, we filed a notice of appeal of the district court's injunction with the Ninth Circuit Court of Appeals and on March 23, 2001, we filed an emergency motion for stay of the injunction. Because we showed a "high likelihood of success on the merits" on the appeal, the Ninth Circuit granted the stay on April 5, 2001 suspending the district court's preliminary injunction pending its final ruling on the appeal. On April 6, 2001, the FERC issued an order confirming that the credit provisions of the Cal ISO's tariff apply to all sales of electricity under the tariff, including emergency dispatch orders. As a result of the FERC's order, the district court's preliminary injunction expired in accordance with its terms and we expect that the district court will dismiss the Cal ISO's complaint. Therefore, we no longer need to pursue any further appeal to the Ninth Circuit since we will no longer be compelled to comply with emergency dispatch orders in the absence of a creditworthy counterparty. As of March 31, 2001, we were owed $108 million for power provided in compliance with emergency dispatch orders.

     Reliant Energy, one of its subsidiaries and two of our subsidiaries, Reliant Energy Services, Inc. and Reliant Energy Power Generation, Inc., have been named as defendants in class action lawsuits and other lawsuits filed against a number of companies that own generation plants in California and other sellers of electricity in California markets. Pursuant to the terms of the master separation agreement, we have agreed to indemnify Reliant Energy and its subsidiary for any damages arising under these lawsuits and may elect to defend these lawsuits at our own expense. Three of these lawsuits were filed in the Superior Court of the State of California, San Diego County; two were filed in the Superior Court in San Francisco County. While the plaintiffs allege various violations by the defendants of state antitrust laws and state laws against unfair and unlawful business practices, each of the lawsuits is grounded on the central allegation that defendants conspired to drive up the wholesale price of electricity. In addition to injunctive relief, the plaintiffs in these lawsuits seek treble the amount of damages alleged, restitution of alleged overpayments, disgorgement of alleged unlawful profits for sales of electricity during all or portions of 2000, costs of suit and attorneys' fees. In one of the cases the plaintiffs allege aggregate damages of over $4 billion. Defendants have filed petitions to remove the cases to federal court. Furthermore, defendants have filed a motion with the Panel on Multidistrict Litigation seeking transfer and consolidation of all the cases. These lawsuits have only recently been filed. Therefore, the ultimate outcome of the lawsuits cannot be predicted with any degree of certainty at this time. However, we do not believe, based on our analysis to date of the claims asserted in these suits and the underlying facts, that resolution of these lawsuits will have a material adverse effect on our financial condition, results of operations or cash flows.

     We are not currently involved in any other litigation or proceedings that we expect, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations and cash flows.

ITEMS INCORPORATED BY REFERENCE FROM RELIANT RESOURCES PROSPECTUS

(1) BACKGROUND AND BASIS OF PRESENTATION

     On July 27, 2000, Reliant Energy, Incorporated (Reliant Energy) announced its intention to form a company, Reliant Resources, Inc. (Reliant Resources), to own and operate a substantial portion of its unregulated operations and to offer no more than 20% of the common stock of Reliant Resources in an initial public offering (Offering). Reliant Energy expects the Offering to be followed by a distribution to Reliant Energy's or its successor's shareholders of the remaining common stock of Reliant Resources (Distribution) within 12 months of the Offering (Distribution Date). There can be no assurances that the Offering and the Distribution will be completed. Reliant Energy, together with its subsidiaries, is a diversified international energy services company consisting of regulated and unregulated energy operations.

     The unregulated operations included in the consolidated financial statements of Reliant Resources for the years ended December 31, 1998, 1999 and 2000 (Consolidated Financial Statements) consist of Reliant Energy's, or its direct and indirect subsidiaries', unregulated power generation and related energy trading, marketing, power origination and risk management services in North America and Europe; a portion of its retail electric operations; and other operations, including a communications business, an eBusiness group, and a venture capital operation. Throughout the period covered by the Consolidated Financial Statements, these operations were conducted by Reliant Energy and its direct and indirect subsidiaries. These operations are collectively referred to herein as the "Company."

     On August 9, 2000, Reliant Energy formed Reliant Resources, a Delaware corporation, as a wholly owned subsidiary. Reliant Resources was incorporated with 1,000 shares of common stock. Effective December 31, 2000, Reliant Energy consolidated its unregulated operations under Reliant Resources (Consolidation). A subsidiary of Reliant Energy, Reliant Energy Resources Corp. (RERC Corp.), transferred some of its subsidiaries, including its trading and marketing subsidiaries, to Reliant Resources. In connection with the transfer from RERC Corp., the Company paid $94 million to RERC Corp. Also effective December 31, 2000, Reliant Energy transferred its wholesale power generation businesses, its unregulated retail electric operations, its communications business and eBusiness group and most of its other unregulated businesses to Reliant Resources. In accordance with generally accepted accounting principles, the transfers from RERC Corp. and Reliant Energy were accounted for as a reorganization of entities under common control.

     The accompanying Consolidated Financial Statements are presented on a carve-out basis and include the historical operations of the Company. The Consolidated Financial Statements included herein have been prepared from Reliant Energy's historical accounting records.

     The Statements of Consolidated Income include all revenues and costs directly attributable to the Company, including costs for facilities and costs for functions and services performed by centralized Reliant Energy organizations and directly charged to the Company based on usage or other allocation factors. The results of operations in these Consolidated Financial Statements also include general corporate expenses allocated by Reliant Energy to the Company.

     All of the allocations in the Consolidated Financial Statements are based on assumptions that management believes are reasonable under the circumstances. However, these allocations may not necessarily be indicative of the costs and expenses that would have resulted if the Company had been operated as a separate entity.

     The Company's financial reporting segments include the following: Wholesale Energy, European Energy, Retail Energy and Other Operations. The Wholesale Energy segment engages in the acquisition, development and operation of domestic non-rate regulated electric power generation facilities as well as wholesale energy trading, marketing, power origination and risk management activities related to energy and energy-related commodities in North America. The European Energy segment, which was formed in the fourth quarter of 1999, operates power generation facilities in the Netherlands and conducts wholesale energy trading and marketing in Western Europe. The Retail Energy segment includes the Company's retail electric operations. This segment provides customized, integrated energy services to large commercial and industrial customers and is currently developing an infrastructure to enable the Company to provide retail electric services in Texas when the Texas electric market opens to retail competition on a pilot project basis in June 2001, and for all other customers on January 1, 2002. In addition, Retail Energy historically includes billing and remittance services provided to Reliant Energy's regulated electric utility and two of its natural gas utilities. Retail Energy charges the regulated electric and gas utilities for the services provided to these utilities at the Company's cost. The Other Operations segment includes unallocated general corporate expenses, a communications business, an eBusiness group and non-operating investments.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (c) PRINCIPLES OF CONSOLIDATION.

     The accounts of the Company and its wholly owned and majority owned subsidiaries are included in the Consolidated Financial Statements. All significant intercompany transactions and balances are eliminated in consolidation. The Company accounts for investments in entities in which the Company has an ownership interest between 20% and 50% and exercises significant influence using the equity method of accounting. For additional information regarding investments recorded using the equity method of accounting, see Note
7. Other investments, excluding marketable securities, are generally carried at cost.

(4) AGREEMENTS BETWEEN RELIANT ENERGY AND THE COMPANY

  (a) SERVICES AGREEMENTS.

     The Company plans to enter into agreements with Reliant Energy under which Reliant Energy will provide the Company, on an interim basis, various corporate support services (including accounting, finance, investor relations, planning, legal, communications, governmental and regulatory affairs and human resources), information technology services and other previously shared services such as corporate security, facilities management, accounts receivable, accounts payable and payroll, office support services and purchasing and logistics.

     These arrangements will continue after the Offering under a transition services agreement providing for their continuation until December 31, 2004, or, in the case of some corporate support services, until the Distribution Date. The charges the Company will pay Reliant Energy for these services are generally intended to allow Reliant Energy to recover its fully allocated costs of providing the services, plus out-of-pocket costs and expenses. In each case, the Company will have the right to terminate categories of services at an earlier date. It is not anticipated that termination of these service arrangements will have a material effect on the Company's financial position, results of operations or cash flows.

     Pursuant to a lease agreement, Reliant Energy will lease the Company office space in its headquarters building in Houston, Texas for an interim period.

     Under a retail agreement, the Company will provide customer service call center operations, credit and collections and revenue accounting services for Reliant Energy's electric utility division and will receive and process payments for the accounts of Reliant Energy's electric utility division and two of Reliant Energy's natural gas distribution divisions. Reliant Energy will provide the office space and equipment for the Company to perform these services. The Company will pay rent to Reliant Energy at the same rates charged by Reliant Energy to its other business units. These services will terminate on January 1, 2002. The charges Reliant Energy will pay the Company for these services are generally intended to allow the Company to recover its fully allocated costs of providing the services, plus out-of-pocket costs and expenses.

  (b) AGREEMENTS RELATING TO TEXAS GENCO.

     In connection with the separation of the Company's businesses from those of Reliant Energy, Reliant Energy will grant the Company an option to purchase all of the shares of capital stock of an entity (Texas Genco) that will hold the Texas generating assets of Reliant Energy's electric utility division that will be owned by Reliant Energy after the initial public offering or distribution. Reliant Energy has agreed either to issue and sell in an initial public offering no more than 20% of the common stock of Texas Genco by June 30,

2002. The Texas Genco option may be exercised between January 10, 2004 and January 24, 2004. The per share exercise price under the option will be the average daily closing price on the national exchange for publicly held shares of common stock of Texas Genco for the 30 consecutive trading days with the highest average closing price during the 120 trading days immediately preceding January 10, 2004, plus a control premium, up to a maximum of 10%, to the extent a control premium is included in the valuation determination made by the Public Utility Commission of Texas (Texas Utility Commission) relating to the market value of Texas Genco's common stock equity. The exercise price is also subject to adjustment based on the difference between the per share dividends paid during the period there is a public ownership interest in Texas Genco and Texas Genco's per share earnings during that period. If the disposition to the public of common stock of Texas Genco is by means of a primary or secondary public offering, the public offering may be of as little as 17% (rather than 19%) of Texas Genco's outstanding common stock, in which case Reliant Energy will have the right to subsequently reduce its interest to a level not less than 80%. The Company will agree that if it exercises the Texas Genco Option and purchases the shares of Texas Genco common stock, the Company will also purchase all notes and other receivables from Texas Genco then held by Reliant Energy, at their principal amount plus accrued interest. Similarly, if Texas Genco holds notes or receivables from Reliant Energy, the Company will assume those obligations in exchange for a payment to the Company by Reliant Energy of an amount equal to the principal plus accrued interest.

     The Company will provide engineering and technical support services and environmental, safety and industrial health services to support operations and maintenance of Texas Genco's facilities. The Company will also provide systems, technical, programming and consulting support services and hardware maintenance (but excluding plant-specific hardware) necessary to provide dispatch planning, dispatch and settlement and communication with the independent system operator. The fees charged for these services will be designed to allow the Company to recover its fully allocated direct and indirect costs and reimbursement of out-of-pocket expenses. Expenses associated with capital investment in systems and software that benefit both the operation of Texas Genco's facilities and the Company's facilities in other regions will be allocated on an installed megawatt basis. The term of this agreement will end on the first to occur of (a) the Company's close date of the Texas Genco option, (b) Reliant Energy's sale of Texas Genco, or all or substantially all of the assets of Texas Genco, if the Company does not exercise the Texas Genco option, or (c) May 31, 2005, provided the Texas Genco option is not exercised, Texas Genco may extend the term of this agreement until December 31, 2005.

     When Texas Genco is organized, it will become the beneficiary of the decommissioning trust that has been established to provide funding for decontamination and decommissioning of a nuclear electric generation station in which Reliant Energy owns a 30.8% interest. The master separation agreement will provide that Reliant Energy will collect through rates or other authorized charges to its electric utility customers amounts designated for funding the decommissioning trust, and will pay the amounts to Texas Genco. Texas Genco will in turn be required to deposit these amounts received from Reliant Energy into the decommissioning trust. Upon decommissioning of the facility, in the event funds from the trust are inadequate, Reliant Energy will be required to collect, through rates or other authorized charges to customers as contemplated by the Texas Utilities Code, all additional amounts required to fund Texas Genco's obligations relating to the decommissioning of the facility. Following the completion of the decommissioning, if surplus funds remain in the decommissioning trust, the excess will be refunded to Reliant Energy's ratepayers.

  (c) CONVERSION OF INDEBTEDNESS TO RELIANT ENERGY AND ITS SUBSIDIARIES.

     Reliant Energy will agree that $1.9 billion of the indebtedness owed by the Company to Reliant Energy and its subsidiaries prior to the closing of the Offering will be converted into equity as a capital contribution, which will be recorded as an increase to stockholder's equity of the Company. In the master separation agreement, the Company and Reliant Energy have agreed that if the net proceeds of the Offering (including proceeds from the exercise of the underwriters' over-allotment option) exceed $1.4 billion, the Company will use 50% of the net proceeds above such amount to repay certain indebtedness the Company owes Reliant Energy aggregating Euro 560 million (approximately $528 million based on the December 31, 2000 exchange rate of 1.0616 Euros per U.S. dollar). If the net proceeds are sufficient to repay this indebtedness in full, the Company will retain any excess. This indebtedness is included in the $1.9 billion of the Company's indebtedness owed to Reliant Energy that Reliant Energy has agreed to convert to equity as a capital contribution prior to the closing of the Offering.

  (d) OTHER AGREEMENTS.

     In connection with the separation of the Company's businesses from those of Reliant Energy, the Company will also enter into other agreements providing, among other things, for mutual indemnities and releases with respect to the Company's respective businesses and operations, matters relating to corporate governance, matters relating to responsibility for employee compensation and benefits, and the allocation of tax liabilities. In addition, the Company and Reliant Energy will enter into various agreements relating to ongoing commercial arrangements, including among other things the leasing of optical fiber and related maintenance activities, rights to build fiber networks along existing rights of way, and the provision of local exchange telecommunications and data services in the greater Houston metropolitan area and long distance telecommunications services.

(5) BUSINESS ACQUISITIONS

  (a) RELIANT ENERGY MID-ATLANTIC POWER HOLDINGS, LLC.

     On May 12, 2000, a subsidiary of the Company purchased entities owning electric power generating assets and development sites located in Pennsylvania, New Jersey and Maryland having an aggregate net generating capacity of approximately 4,262 megawatts (MW). With the exception of development entities that were sold to another subsidiary of the Company in July 2000, the assets of the entities acquired are held by Reliant Energy Mid-Atlantic Power Holdings, LLC (REMA). The purchase price for the May 2000 transaction was $2.1 billion, subject to post-closing adjustments which management does not believe will be material. The Company accounted for the acquisition as a purchase with assets and liabilities of REMA reflected at their estimated fair values. On a preliminary basis, the Company's fair value adjustments related to the acquisition primarily included adjustments in property, plant and equipment, air emissions regulatory allowances, materials and supplies inventory, environmental reserves and related deferred taxes. The air emissions regulatory allowances of $153 million are being amortized on a units-of-production basis as utilized. The excess of the purchase price over the fair value of net assets acquired of $7 million was recorded as goodwill and is being amortized over 35 years. The Company expects to finalize these fair value adjustments no later than May 2001, based on valuation reports of property, plant and equipment and intangible assets, and does not anticipate additional material modifications to the preliminary adjustments. Funds for the acquisition of REMA were made available through loans from Reliant Energy. In May 2000, $1.0 billion of these loans were subsequently converted to equity. Reliant Energy obtained these funds through commercial paper borrowings by a finance subsidiary, which were supported by bank credit facilities.

     The net purchase price of REMA was allocated and the fair value adjustments to the seller's book value are as follows:

                                                               PURCHASE       FAIR
                                                                PRICE         VALUE
                                                              ALLOCATION   ADJUSTMENTS
                                                              ----------   -----------
                                                                   (IN MILLIONS)
Current assets..............................................    $   75        $ (37)
Property, plant and equipment...............................     1,941          670
Goodwill....................................................         7         (144)
Other intangibles...........................................       153          (10)
Other assets................................................         4           (4)
Current liabilities.........................................       (45)          (8)
Other liabilities...........................................       (38)         (14)
                                                                ------        -----
         Total..............................................    $2,097        $ 453
                                                                ======        =====

     Adjustments to property, plant and equipment, other intangibles which includes air emissions regulatory allowances, and environmental reserves included in other liabilities are based primarily on preliminary or final valuation reports prepared by independent appraisers and consultants.

     In August 2000, the Company entered into separate sale/leaseback transactions with each of three owner-lessors the Company's respective 16.45%, 16.67% and 100% interests in the Conemaugh, Keystone and Shawville generating stations, respectively, acquired as part of the REMA acquisition. As lessee, the Company leases an interest in each facility from each owner-lessor under a facility lease agreement. As consideration for the sale of the Company's interest in the facilities, the Company received $1.0 billion in cash. The Company used the $1.0 billion of sale proceeds to repay intercompany indebtedness owed by the Company to Reliant Energy.

     The Company's results of operations include the results of REMA only for the period beginning May 12, 2000. Prior to November 24, 1999, the acquired entities' operations were fully integrated with, and their results of operations were consolidated into, the regulated electric utility operations of a prior owner of the facilities. In addition, prior to November 24, 1999, the electric output of the facilities was sold based on rates set by regulatory authorities and are not indicative of REMA's future results. The following table presents selected actual financial information and unaudited pro forma information for 1999 and 2000, as if the acquisition had occurred on November 24, 1999 and January 1, 2000, as applicable. Pro forma information for operations prior to November 24, 1999 would not be meaningful since historical financial results of the business and the revenue generating activities underlying that period as described above are substantially different from the wholesale generation activities that REMA has been engaged in after November 24, 1999. Pro forma amounts also give effect to the sale and leaseback of interests in three of the REMA generating plants, which were consummated in August 2000.

                                                                     YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------
                                                                    1999                 2000
                                                             ------------------   -------------------
                                                             ACTUAL   PRO FORMA   ACTUAL    PRO FORMA
                                                             ------   ---------   -------   ---------
                                                                          (IN MILLIONS)
Revenues...................................................  $7,956    $7,986     $19,792    $19,958
Income after tax and before extraordinary item.............      24        14         203        194
Net income.................................................      24        14         210        201

     These unaudited pro forma results, based on assumptions deemed appropriate by the Company's management, have been prepared for informational purposes only and are not necessarily indicative of the amounts that would have resulted if the acquisition of the REMA entities had occurred on November 24, 1999 and January 1, 2000, as applicable. Purchase-related adjustments to the results of operations include the effects on depreciation and amortization, interest expense and income taxes.

  (b) N.V. UNA.

     Effective October 7, 1999, the Company acquired UNA, a Dutch electric generation company, for a total net purchase price, payable in Dutch Guilders
(NLG), of $1.9 billion based on an exchange rate on October 7, 1999 of 2.06 NLG per U.S. dollar. The aggregate purchase price paid in 1999 by the Company consisted of $833 million in cash. On March 1, 2000, under the terms of the acquisition agreement, the Company funded the remaining purchase obligation for $982 million. The business purchase obligation was recorded in the Consolidated Balance Sheet as of December 31, 1999, based on the exchange rate on December 31, 1999, of 2.19 NLG per U.S. dollar. A portion ($596 million) of the business purchase obligation was classified as a non-current liability, as this portion of the obligation was financed with a three-year term loan facility obtained in the first quarter 2000 (see Note 8).

     Subsequent to the issuance of the Company's financial statements for the year ended December 31, 1999, the Company concluded that it should have used the equity method rather than the consolidation method for the presentation of UNA's results of operations for the two month period ended November 30, 1999. As a result the Company has revised its 1999 Consolidated Financial Statements. This new presentation of UNA's results of operations had no effect on the Consolidated Balance Sheet as of December 31, 1999 or the Company's net income for 1999, but did result in decreases of $97 million in revenues, $75 million in operating expenses, and a corresponding increase in income of equity investment of unconsolidated subsidiaries of $22 million.

     The Company recorded the UNA acquisition under the purchase method of accounting, with assets and liabilities of UNA reflected at their estimated fair values. As outlined in the table below, the Company's fair value adjustments related to the acquisition of UNA primarily included increases in property, plant and equipment, long-term debt, severance liabilities, post-employment benefit liabilities and deferred foreign taxes. Additionally, a $19 million receivable was recorded in connection with the acquisition as the selling shareholders agreed to reimburse UNA for some obligations incurred prior to the purchase of UNA. Adjustments to property, plant and equipment are based primarily on valuation reports prepared by independent appraisers and consultants. The excess of the purchase price over the fair value of net assets acquired of $897 million was recorded as goodwill and will be amortized on a straight-line basis over 30 years. The Company finalized these fair value adjustments during September 2000. The Company finalized a severance plan (UNA
Plan) in connection with the UNA acquisition in September 2000 (commitment date) and in accordance with EITF 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination," recorded this liability of $19 million in the third quarter of 2000. Payments under the UNA Plan will be primarily made in mid-2001.

     In connection with the acquisition of UNA, the Company developed a comprehensive business process reengineering and employee severance plan intended to make UNA competitive in the deregulated Dutch electricity market that began January 1, 2001. The UNA Plan's initial conceptual formulation was initiated prior to the acquisition of UNA in October 1999. The finalization of the UNA Plan was approved and completed in September 2000. The Company identified 195 employees who will be involuntarily terminated in UNA's following functional areas: plant operations and maintenance, procurement, inventory, general and administrative, legal, finance and support. The Company has notified all employees identified under the severance component of the UNA Plan that they are subject to involuntary termination and that the majority of terminations will occur over a period not to exceed twelve months from the date of finalization of the UNA Plan. The termination benefits under the UNA Plan are governed by UNA's Social Plan, a collective bargaining agreement between UNA and its various representative labor unions signed in 1998. The Social Plan provides defined benefits for involuntarily severed employees depending upon age, tenure and other factors, and was agreed to by the management of UNA as a result of the anticipated deregulation of the Dutch electricity market. The Social Plan is still in force and binding on the current management of the Company and UNA. The Company is currently executing the UNA Plan as of the date of these Consolidated Financial Statements.

     The net purchase price of UNA was allocated and the fair value adjustments to the seller's book value are as follows:

                                                               PURCHASE
                                                                PRICE      FAIR VALUE
                                                              ALLOCATION   ADJUSTMENTS
                                                              ----------   -----------
                                                                   (IN MILLIONS)
Current assets..............................................    $  229       $   19
Property, plant and equipment...............................     1,899          719
Goodwill....................................................       897          897
Current liabilities.........................................      (336)          --
Deferred taxes..............................................       (81)         (81)
Long-term debt..............................................      (422)         (87)
Other long-term liabilities.................................      (244)         (35)
                                                                ------       ------
         Total..............................................    $1,942       $1,432
                                                                ======       ======

     The following table presents selected actual financial information for 1998 and 1999, and unaudited pro forma information for 1998 and 1999, as if the acquisition of UNA had occurred on January 1, 1998 and 1999, respectively. The pro forma results are based on assumptions deemed appropriate by the Company's management, have been prepared for informational purposes only and are not necessarily indicative of the consolidated results that would have resulted if the acquisition of UNA had occurred on January 1, 1998 and 1999, as applicable. Purchase related adjustments to results of operations include amortization of goodwill, interest expense and the effects on depreciation and amortization of the assessed fair value of some of UNA's net assets and liabilities.

                                                               1998                 1999
                                                        ------------------   ------------------
                                                        ACTUAL   PRO FORMA   ACTUAL   PRO FORMA
                                                        ------   ---------   ------   ---------
                                                                     (IN MILLIONS)
Revenues..............................................  $4,371    $5,203     $7,956    $8,533
Net income (loss).....................................      21        73         24        (3)

  (c) FLORIDA GENERATION PLANT PURCHASE.

     On October 6, 1999, the Company purchased a steam turbine generation plant (Indian River) with a net generating capacity of 619 MW from a Florida municipality (Municipality) for a net purchase price of $188 million. Indian River, located near Titusville, Florida, consists of three conventional steam generation units fueled by both oil and natural gas. Under the Company's ownership, the units will sell up to 593 MW of power generation from Indian River to the Municipality through a power purchase agreement that is scheduled to terminate in September 2003. The Municipality has exercised the option to extend the power purchase agreement to September 2007 at a base capacity of 500 MW. Any excess power generated by the plant is to be sold to other utilities and rural electric cooperatives within the state and other entities within the Florida wholesale market. The Company recorded the acquisition under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. The Company's fair value adjustments related to the acquisition of Indian River primarily included increases in property, plant and equipment, specific intangibles related to water rights and permits, major maintenance reserves and related deferred taxes. The specific intangibles of $112 million are being amortized over their contractual lives of 35 years. The Company finalized these fair value adjustments during September 2000. There were no material adjustments made to the purchase allocation subsequent to December 31, 1999.

     Net purchase price of Indian River was allocated as follows (in millions):

Current assets..............................................   $ 15
Property, plant and equipment...............................     93
Goodwill....................................................      2
Other intangibles...........................................    112
Major maintenance reserve...................................     (3)
Other long-term liabilities.................................    (31)
                                                               ----
         Total..............................................   $188
                                                               ====

     The Company's results of operations include Indian River's results of operations only for the period beginning with the October 6, 1999 acquisition date. Pro forma information has not been presented for Indian River for 1999 and 1998. Pro forma information would not be meaningful since historical financial results of the business and the revenue generating activities underlying that period as described below are substantially different from the wholesale generation activities that Indian River has been engaged in after October 6, 1999. Prior to the Company's acquisition, the acquired Indian River generation operations were fully integrated with, and its results of operations were consolidated into, the Municipality's vertically-integrated utility operations. In addition, prior to the Company's acquisition, the electric output of these facilities was sold based on rates set by regulatory authorities and are not indicative of these assets' future operating results as a wholesale electricity provider.

  (d) CALIFORNIA GENERATION PLANT PURCHASE.

     In April and July 1998, the Company completed the acquisitions of five natural gas-fired, electric generation plants located in southern California with a total net generating capacity of 3,800 MW from Southern California Edison Company (Utility) for $292 million. Concurrently with the acquisitions, the Company entered into contracts under which the Utility agreed to operate and maintain these five plants. These contracts extended through March 2003, however, the Company elected to terminate these contracts effective April 2001. The Company exercised management authority over operations of these plants, while the Utility was performing operations and maintenance services and will continue to do so in the future. The Company recorded the acquisitions under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition, while the balance of $70 million was recorded as goodwill and is being amortized on a straight-line basis over 30 years. The Company's fair value adjustments related to the acquisition of the California generating plants primarily included adjustments to inventory, property, plant and equipment, major maintenance reserves and related deferred taxes.

     The net purchase price of the California generating plants was allocated and the fair value adjustments to the seller's book value are as follows:

                                                               PURCHASE       FAIR
                                                                PRICE         VALUE
                                                              ALLOCATION   ADJUSTMENTS
                                                              ----------   -----------
                                                                   (in millions)
Property, plant and equipment...............................     $247         $ (7)
Goodwill....................................................       70           70
Other assets................................................        6           (3)
Major maintenance reserve...................................      (31)         (31)
                                                                 ----         ----
                                                                 $292         $ 29
                                                                 ====         ====

     A reserve for major maintenance has been recorded to conform to the Company's policy to account for major maintenance costs using the accrue in advance method (see Note 2(f)).

     The Company's results of operations include the California generating plants' results of operations only for the period beginning with the respective acquisition dates. Pro forma information has not been presented for the California generating plants for 1998. Pro forma information would not be meaningful since historical financial results of the business and the revenue generating activities underlying that period as described below are substantially different from the wholesale generation activities that the California generating plants have been engaged in after the acquisitions. Prior to the Company's acquisition, the acquired California generating operations were fully integrated with, and their results of operations were consolidated into, the Utility's regulated vertically-integrated utility operations. In addition, prior to the Company's acquisition, the electric output of these facilities was sold based on rates set by regulatory authorities and were not indicative of these assets' future operating results as a wholesale electricity provider.

(6) DERIVATIVE FINANCIAL INSTRUMENTS

  (a) PRICE RISK MANAGEMENT AND TRADING ACTIVITIES.

     The Company offers energy price risk management services primarily related to natural gas, electric power and other energy related commodities. The Company provides these services by utilizing a variety of derivative financial instruments, including (a) fixed and variable-priced physical forward contracts,
(b) fixed and variable-priced swap agreements, (c) options traded in the over-the-counter financial markets and (d) exchange-traded energy futures and option contracts (Trading Derivatives). Fixed-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between a fixed and variable price for the commodity. Variable-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between industry pricing publications or exchange quotations.

     The Company applies mark-to-market accounting for all of its energy trading, marketing and price risk management operations. Accordingly, these Trading Derivatives are recorded at fair value with realized and unrealized gains (losses) recorded as a component of revenues. The recognized, unrealized balances are included in price risk management assets/liabilities.

     The notional quantities, maximum terms and the estimated fair value of Trading Derivatives at December 31, 1999 and 2000 are presented below (volumes in billions of British thermal units equivalent (Bbtue) and dollars in millions):

                                                        VOLUME-FIXED    VOLUME-FIXED      MAXIMUM
                                                        PRICE PAYOR    PRICE RECEIVER   TERM (YEARS)
                                                        ------------   --------------   ------------
DECEMBER 31, 1999
  Natural gas.........................................   1,278,953       1,251,319            9
  Electricity.........................................     242,868         239,452           10
  Oil and other.......................................     285,251         286,521            3
DECEMBER 31, 2000
  Natural gas.........................................   1,876,358       1,868,597           17
  Electricity.........................................     526,556         523,942            6
  Oil and other.......................................      52,820          42,380            2

                                                                                           AVERAGE
                                                                   FAIR VALUE           FAIR VALUE(1)
                                                              --------------------   --------------------
                                                              ASSETS   LIABILITIES   ASSETS   LIABILITIES
                                                              ------   -----------   ------   -----------
DECEMBER 31, 1999
  Natural gas...............................................  $  581     $  564       $ 550     $  534
  Electricity...............................................     122         91          96         74
  Oil and other.............................................     193        206         183        187
                                                              ------     ------      ------     ------
                                                              $  896     $  861       $ 829     $  795
                                                              ======     ======      ======     ======
DECEMBER 31, 2000
  Natural gas...............................................  $4,059     $4,054      $2,058     $2,038
  Electricity...............................................   1,115      1,087         601        561
  Oil and other.............................................      39         39          63         70
                                                              ------     ------      ------     ------
                                                              $5,213     $5,180      $2,722     $2,669
                                                              ======     ======      ======     ======

---------------

(1) Computed using the ending balance of each quarter.

     In addition to the fixed-price notional volumes above, the Company also had variable-priced agreements, as discussed above, totaling 2,147,173 Bbtue and 3,004,336 Bbtue as of December 31, 1999 and 2000, respectively. Notional amounts reflect the commodity volumes underlying the transactions but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure the Company's exposure to market or credit risks.

     All of the fair values shown in the table above at December 31, 1999 and 2000 have been recognized in income. The Company estimated the fair value as of December 31, 1999 and 2000, using quoted prices where available and other valuation techniques when market data was not available, for example in illiquid markets. For financial instruments for which quoted prices are not available, the Company utilizes alternative pricing methodologies, including, but not limited to, extrapolation of forward pricing curves using historically reported data from illiquid pricing points. These same pricing techniques are used to evaluate a contract prior to taking the position. The prices and fair values are subject to significant changes based on changing market conditions.

     The weighted-average term of the trading portfolio, based on volumes, is less than one year. The maximum and average terms disclosed herein are not indicative of likely future cash flows, as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and the Company's risk management portfolio needs and strategies. Terms regarding cash settlements of these contracts vary with respect to the actual timing of cash receipts and payments.

     In addition to the risk associated with price movements, credit risk is also inherent in the Company's risk management activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. The following table shows the composition of the total price risk management assets of the Company as of December 31, 1999 and 2000.

                                                              DECEMBER 31, 1999     DECEMBER 31, 2000
                                                              ------------------   -------------------
                                                              INVESTMENT           INVESTMENT
                                                               GRADE(1)    TOTAL    GRADE(1)    TOTAL
                                                              ----------   -----   ----------   -----
                                                                           (IN MILLIONS)
Energy marketers............................................     $202      $230      $2,507     $2,709
Financial institutions......................................       90       159       1,159      1,296
Gas and electric utilities..................................      220       221         511        586
Oil and gas producers.......................................       31        31         500        599
Industrials.................................................        3         4          78         89
Others......................................................      174       263          --         --
                                                                 ----      ----      ------     ------
         Total..............................................     $720       908      $4,755      5,279
                                                                 ====                ======
Credit and other reserves...................................                (12)                   (66)
                                                                           ----                 ------
Energy price risk management assets(2)......................               $896                 $5,213
                                                                           ====                 ======

---------------

(1) "Investment Grade" is primarily determined using publicly available credit ratings along with the consideration of credit support (such as parent company guarantees) and collateral, which encompass cash and standby letters of credit.

(2) As of December 31, 2000, the Company had credit risk exposure to three investment-grade counterparties that each represented greater than 5% of price risk management assets. This information excludes some offsetting contracts that either require or permit net settlement with non-trading transactions not included in price risk management assets. The Company's resulting net credit risk exposure to these three counterparties is below 5% of price risk management assets.

  (b) NON-TRADING ACTIVITIES.

     To reduce the risk from market fluctuations in the revenues derived from the sale of electric power and natural gas, the Company enters into futures transactions, forward contracts, swaps and options (Energy Derivatives) in order to hedge some expected purchases of electric power, natural gas and other commodities and sales of electric power and natural gas (a portion of which are firm commitments at the inception of the hedge). The Company applies hedge accounting for its derivative financial instruments utilized in non-trading activities. Unrealized changes in the market value of Energy Derivatives utilized as hedges are not generally recognized in the Statements of Consolidated Income until the underlying hedged transaction occurs. Once it becomes probable that an anticipated transaction will not occur, the Company recognizes deferred gains and losses. In general, the financial impact of transactions involving these Energy Derivatives is included in the Statements of Consolidated Income under the captions (a) fuel expenses, in the case of natural gas transactions, (b) purchased power, in the case of power purchase transactions, and (c) revenues, in the case of power sales transactions. Cash flows resulting from these transactions in Energy Derivatives are included in the Statements of Consolidated Cash Flows in the same category as the item being hedged.

     In connection with the Company's acquisition of UNA in 1999, the Company entered into call option agreements with several banks to hedge the impact of foreign exchange movements on the Dutch guilder. These call options provided the right, but not the obligation, to purchase NLG 695 million from specific banks at specific strike prices. The total premium paid, classified as other expense on the Statement of Consolidated Income, for all of the options that were to expire on October 26, 1999, was $8 million. On October 12, 1999, the Company sold the remaining value in the call options for $0.6 million. The proceeds were reflected in the results of operations as a reduction of other expense.

     As of December 31, 1999 and 2000, the Company had outstanding foreign currency swaps for Euro 258 million and 671 million, respectively (approximately $228 million and $632 million), terminating in September 2000 and January 2001, respectively. A subsidiary of the Company also issued Euro-denominated debt to Reliant Energy (see note 3). The foreign currency swaps and Euro-denominated debt hedge the Company's net investment in European Energy. On January 11, 2001, the Company entered into foreign currency swaps for Euro 671 million (approximately $633 million) to replace the foreign currency swaps that expired in January 2001. These foreign currency swaps terminate in January 2002. In January and March 2001, the Company entered into foreign currency forward contracts for Euro 159 million

(approximately $150 million) to adjust the hedge of its net investment in European Energy. These forward contracts expire in January 2002. The Company records changes in the value of the hedging instruments and debt as foreign currency translation adjustments as a component of stockholder's equity and accumulated other comprehensive loss. The effectiveness of the hedging instruments can be measured by the net change in foreign currency translation adjustments attributed to the net investment in European Energy. These amounts generally offset amounts recorded in stockholder's equity as adjustments resulting from translation of the hedged investment into U.S. dollars. As of December 31, 1999 and 2000, the net carrying value of the currency swaps was a $6 million receivable and $62 million obligation, respectively, and was recorded in other current assets and other current liabilities in the Consolidated Balance Sheets.

     During 2000, European Energy entered into financial instruments to purchase approximately $120 million to hedge future fuel purchases payable in U.S. dollars. As of December 31, 2000, the fair value of these financial instruments was a $6 million liability. Unrealized changes in the market value of these financial instruments are not recognized in the Statements of Consolidated Income until the underlying hedged transaction occurs.

     For transactions involving either Energy Derivatives or foreign currency derivatives, hedge accounting is applied only if the derivative (a) reduces the risk of the underlying hedged item and (b) is designated as a hedge at its inception. Additionally, the derivatives must be expected to result in financial impacts that are inversely correlated to those of the item(s) to be hedged. This correlation, a measure of hedge effectiveness, is measured both at the inception of the hedge and on an ongoing basis, with an acceptable level of correlation of at least 80% for hedge designation. If and when correlation ceases to exist at an acceptable level, hedge accounting ceases and mark-to-market accounting is applied.

     At December 31, 1999, the Company was a fixed-price payor in Energy Derivatives covering 3,512 in Bbtu of natural gas. At December 31, 2000, the Company was a fixed-price payor and a fixed-price receiver in Energy Derivatives covering 157,010 Bbtu and 7,925 Bbtu of natural gas, respectively. In addition to the fixed-price notional volumes above, the Company also has variable-priced agreements totaling 3,617 Bbtu and 162,270 Bbtu of natural gas at December 31, 1999 and 2000, respectively. The weighted average maturity of these instruments is less than two years.

     The notional amount is intended to be indicative of the Company's level of activity in these derivatives. However, the amounts at risk are significantly smaller because, in view of the price movement correlation required for hedge accounting, changes in the market value of these derivatives generally are offset by changes in the value associated with the underlying physical transactions or in other derivatives. When Energy Derivatives are closed out in advance of the underlying commitment or anticipated transaction, however, the market value changes may not offset due to the fact that price movement correlation ceases to exist when the positions are closed, as further discussed above. Under these circumstances, gains (losses) are deferred and recognized as a component of income when the underlying hedged item is recognized in income.

     The average maturity discussed above and the fair value discussed in Note 12 are not necessarily indicative of likely future cash flows, as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and the Company's risk management portfolio needs and strategies. Terms regarding cash settlements of these contracts vary with respect to the actual timing of cash receipts and payments.

  (c) TRADING AND NON-TRADING -- GENERAL POLICY.

     In addition to the risk associated with price movements, credit risk is also inherent in the Company's risk management activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. The Company has off-balance sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each contract. In order to minimize this risk, the Company enters into these contracts primarily with counterparties having a minimum investment grade index rating i.e., Standard & Poor's or Moody's rating of BBB- or Baa3, respectively. For long-term arrangements, the Company periodically reviews the financial condition of these firms in addition to monitoring the effectiveness of these financial contracts in achieving the Company's objectives. If the counterparties to these arrangements fail to perform, the Company would seek to compel performance at law or otherwise obtain compensatory damages. The Company might be forced to acquire alternative hedging arrangements or be required to replace the underlying commitment at then-current market prices. In this event, the Company might incur additional losses to the extent of amounts, if any, already paid to the counterparties. For information regarding credit risk related to the California wholesale electricity market, see Note 11(h).

     The Company's policies prohibit the use of leveraged financial instruments. A leveraged financial instrument, for this purpose, is a transaction involving a derivative whose financial impact will be based on an amount other than the notional amount or volume of the instrument.

     Reliant Energy has established a Risk Oversight Committee comprised of corporate and business segment officers that oversees all commodity price and credit risk activities, including the Company's trading, marketing, power origination and risk management activities. The committee's duties are to establish the Company's commodity risk policies, allocate risk capital within limits established by Reliant Energy's board of directors, approve trading of new products and commodities, monitor risk positions and ensure compliance with Reliant Energy's risk management policies and procedures and trading limits established by Reliant Energy's board of directors. After this Offering is completed, the Company expects that the Company's board of directors will establish a risk oversight and control organization similar to that currently in place at Reliant Energy.

(9) STOCK-BASED INCENTIVE COMPENSATION PLANS AND RETIREMENT PLANS

  (b) PENSION.

     Except for its foreign subsidiaries and REMA union employees, the Company participates in Reliant Energy's noncontributory pension plan. REMA union employees participate in a REMA noncontributory pension plan. Effective January 1, 1999, Reliant Energy amended and restated its plan and converted the present value of the accrued benefits under the existing pension plan into a cash balance pension plan. In connection with this conversion, Reliant Energy grandfathered the existing benefit formulas for all employees participating in the plan on December 31, 1998 for a period of ten years so that eligible individuals will receive the greater of the prior pension plan benefit or the new cash balance benefit upon retirement. Under the cash balance formula, each participant has an account, for recordkeeping purposes only, to which credits are allocated annually based on a percentage of the participant's pay. The applicable percentage for 1999 and 2000 was 4% in each period.

     Reliant Energy's funding policy is to review amounts annually in accordance with applicable regulations in order to achieve adequate funding of projected benefit obligations. The assets of the pension plans consist principally of common stocks and high-quality, interest-bearing obligations.

     UNA is a foreign subsidiary of the Company and participates along with other companies in the Netherlands in making payments to pension funds which are not administered by the Company. The Company treats these as a defined contribution pension plan which provides retirement benefits for most of its employees. The contributions are principally based on a percentage of the employee's base compensation and charged against income as incurred. This expense was $1.7 million and $6.4 million for the three months and year ended December 31, 1999 and 2000, respectively.

     Net pension cost for the Company (excluding UNA) includes the following components:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              1998    1999    2000
                                                              ----    ----    ----
                                                                  (IN MILLIONS)
Service cost -- benefits earned during the period...........  $ 1.6   $ 1.8   $ 3.6
Interest cost on projected benefit obligation...............    1.3     1.8     2.1
Expected return on plan assets..............................   (1.9)   (2.3)   (3.3)
Net amortization............................................    0.2     0.1    (0.3)
                                                              -----   -----   -----
         Net pension cost...................................  $ 1.2   $ 1.4   $ 2.1
                                                              =====   =====   =====

     Following are reconciliations of the Company's beginning and ending balances of its retirement plan benefit obligation, plans assets and funded status for 1999 and 2000 (excluding UNA):

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         2000
                                                                 ----         ----
                                                                   (IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation, beginning of year.....................  $     23.5   $     24.0
  Service cost..............................................         1.8          3.6
  Interest cost.............................................         1.8          2.1
  Acquisitions..............................................          --          1.0
  Actuarial gain............................................        (3.1)        (2.0)
                                                              ----------   ----------
  Benefit obligation, end of year...........................  $     24.0   $     28.7
                                                              ==========   ==========
CHANGE IN PLANS ASSETS
  Plans assets beginning of the year........................  $     23.2   $     31.0
  Acquisitions..............................................          --          1.0
  Actual investment return..................................         7.8         (4.7)
                                                              ----------   ----------
  Plans assets, end of year.................................  $     31.0   $     27.3
                                                              ==========   ==========
RECONCILIATION OF FUNDED STATUS
  Funded status.............................................  $      7.0   $     (1.4)
  Unrecognized prior service cost...........................        (3.0)        (2.8)
  Unrecognized actuarial (gain) loss........................        (1.5)         4.6
                                                              ----------   ----------
  Net amount recognized at end of year......................  $      2.5   $      0.4
                                                              ==========   ==========
ACTUARIAL ASSUMPTIONS
  Discount rate.............................................         7.5%         7.5%
  Rate of increase in compensation levels...................   3.5 - 5.5%   3.5 - 5.5%
  Expected long-term rate of return on assets...............        10.0%        10.0%

     The actuarial gains and losses are due to changes in actuarial assumptions.

     Effective March 1, 2001, the Company will no longer accrue benefits under a noncontributory pension plan for its domestic non-union employees. Effective March 1, 2001, each non-union participant's unvested pension account balance will be fully vested and a one-time benefit enhancement will be provided to some qualifying participants. At the Distribution Date, each Company participant will be able to elect to have his pension account balance (a) left in the Reliant Energy pension plan, (b) rolled over to a new Company savings plan or an individual IRA account, or (c) paid in a lump-sum or annuity distribution. During the first quarter of 2001, the Company incurred a charge to earnings of approximately $83 million (pre-tax) for the one-time benefit enhancement discussed above and a gain of $23 million (pre-tax) related to the curtailment of Reliant Energy's pension plan. In connection with the Distribution, the Company expects to incur a loss of $38 million (pre-tax) related to the settlement of Reliant Energy's pension plan. These charges include costs incurred for former employees of Reliant Energy, primarily corporate support and executive officers, who transferred to the Company on January 1, 2001.

     In addition to the noncontributory pension plans discussed above, the Company participates in Reliant Energy's non-qualified pension plans which allow participants to retain the benefits to which they would have been entitled under Reliant Energy's qualified noncontributory pension plan except for the federally mandated limits on these benefits or on the level of salary on which these benefits may be calculated. The expense associated with these non-qualified plans was not material in 1998, 1999 and 2000. During 2000, the Company recognized an additional minimum benefit liability related to these non-qualified plans as a component of accumulated other comprehensive loss of $1 million. Effective March 1, 2001, the Company will not provide non-qualified pension benefits to its employees.

  (d) POSTRETIREMENT BENEFITS.

     Through Reliant Energy and UNA postretirement plans, the Company provides some postretirement benefits (primarily medical care and life insurance benefits) for its retired employees, substantially all of whom may become eligible for these benefits when they retire. Effective January 1, 1999, Reliant Energy amended its retiree medical plan to create an account balance for each participant based on credited service at December 31, 1998. Under the new plan, each participant has an account, for recordkeeping purposes only, to which a $750 credit is allocated annually. Employees become eligible for this postretirement benefit after completing five years of service after age 50. At retirement the account balance is converted into one of several annuity options, the proceeds of which can be used solely to offset the cost of purchasing medical benefits under Reliant Energy's medical plans. The accounts may not be taken as a cash distribution.

     Under SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106), postretirement benefits are accounted for on an accrual basis using a specified actuarial method based on benefits and years of service. The Company is amortizing over a 20-year period approximately $4 million to cover the "transition cost" of adopting SFAS No. 106. The Company funds its portion of the postretirement benefits on a pay-as-you-go basis.

     Net postretirement benefit cost for the Company includes the following components:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1998   1999   2000
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Service cost -- benefits earned during the period...........  $0.3   $0.5   $1.4
Interest cost on projected benefit obligation...............   0.3    1.0    2.0
Net amortization............................................   0.2    0.4    0.4
                                                              ----   ----   ----
         Net postretirement benefit cost....................  $0.8   $1.9   $3.8
                                                              ====   ====   ====

     Following are reconciliations of the Company's beginning and ending balances of its postretirement benefit plans' benefit obligation and funded status for 1999 and 2000:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999          2000
                                                                 ----          ----
                                                                    (IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation, beginning of year.....................  $       8.5   $      31.5
  Service cost..............................................          0.5           1.4
  Interest cost.............................................          1.0           2.0
  Benefit payments..........................................           --          (1.0)
  Acquisitions..............................................         22.9           2.2
  Foreign exchange impact...................................         (1.1)         (1.4)
  Actuarial (gain) loss.....................................         (0.3)          0.3
                                                              -----------   -----------
  Benefit obligation, end of year...........................  $      31.5   $      35.0
                                                              ===========   ===========

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999          2000
                                                                 ----          ----
                                                                    (IN MILLIONS)
RECONCILIATION OF FUNDED STATUS
  Funded status.............................................  $     (31.5)  $     (35.0)
  Unrecognized transition obligation........................          2.9           2.7
  Unrecognized prior service cost...........................          3.2           2.9
  Unrecognized actuarial loss...............................          0.8           1.2
                                                              -----------   -----------
  Net amount recognized at end of year......................  $     (24.6)  $     (28.2)
                                                              ===========   ===========
ACTUARIAL ASSUMPTIONS
  Discount rate.............................................   6.6 - 7.5%    6.6 - 7.5%
  Rate of increase in compensation levels...................         2.0%          2.0%

     The actuarial gains and losses are due to changes in actuarial assumptions.

     Effective March 1, 2001, the Company discontinued providing subsidized postretirement benefits to its domestic non-union employees. The Company incurred a pre-tax loss of $40 million during the first quarter of 2001 related to the curtailment of the Company's postretirement obligation. In connection with the Distribution, the Company expects to incur a (pre-tax) gain of $18 million related to the settlement of the postretirement benefit obligation. These charges include the effect of the curtailment and settlement of the postretirement obligation for former employees of Reliant Energy, primarily corporate support and executive officers, who transferred to the Company on January 1, 2001.

(11) COMMITMENTS AND CONTINGENCIES

  (a) COMMITMENTS.

     The Company has various commitments for capital expenditures, fuel, purchased electric power and operating leases. As of December 31, 2000, Wholesale Energy had entered into commitments associated with various non-rate regulated electric generating projects, including commitments for the purchase of combustion turbines, aggregating $436 million. In addition, Wholesale Energy has options to purchase additional generating equipment for a total estimated cost of $544 million for future generation projects.

     REMA is a party to several long-term fuel supply contracts that have various quantity requirements and durations. Minimum payment obligations under these agreements that extend through 2004 are as follows, as of December 31, 2000 (in millions):

2001........................................................  $ 85
2002........................................................    66
2003........................................................    29
2004........................................................    14
                                                              ----
         Total..............................................  $194
                                                              ====

     In October 2000, the Company acquired the naming rights for the new football stadium for the Houston Texans, the National Football League's newest franchise. In addition, the naming rights cover the entertainment and convention facilities included in the stadium complex. The agreement extends for 32 years. In addition to naming rights, the agreement provides the Company with significant sponsorship rights. The aggregate cost of the naming rights will be approximately $300 million. During the fourth quarter of 2000, the Company incurred an obligation to pay $12 million in order to secure the long-term commitment and for the initial advertising of which $10 million was expensed in the Statement of Consolidated Income in 2000. Starting in 2002, when the new stadium is operational, the Company will pay $10 million each year through 2032 for annual advertising under this agreement.

     In addition, the Company's other commitments have various quantity requirements and durations and are not considered material either individually or in the aggregate to the Company's results of operations or cash flows.

  (b) TRANSPORTATION AGREEMENT.

     Prior to the merger of a subsidiary of Reliant Energy and RERC Corp., a predecessor of Reliant Energy Services entered into a transportation agreement (ANR Agreement) with ANR Pipeline Company (ANR) that contemplated a transfer to ANR of an interest in some of RERC Corp.'s pipelines and related assets that are not a part of the Company. The interest represented capacity of 250 million cubic feet (Mmcf)/day. Under the ANR agreement, an ANR affiliate advanced $125 million to Reliant Energy Services. Subsequently, the parties restructured the ANR Agreement and Reliant Energy Services refunded in 1993 and 1995, $34 million and $50 million, respectively, to ANR. As of December 31, 1999 and 2000, Reliant Energy Services had recorded $26 million and $28 million, respectively, in long-term other liabilities in the Consolidated Balance Sheets to reflect the Company's discounted obligation to ANR for the use of 130 Mmcf/day of capacity in some of RERC Corp.'s transportation facilities. The level of transportation will decline to 100 Mmcf/day in the year 2003 with a refund of $5 million to ANR. The ANR Agreement will terminate in 2005 with a refund of the remaining balance of $36 million.

     Prior to the Offering, the Company expects that Reliant Energy Services and a subsidiary of Reliant Energy will enter into an agreement whereby the subsidiary of Reliant Energy will agree to reimburse Reliant Energy Services for any transportation payments made under the ANR Agreement and for the refund of the $41 million discussed above. In the Consolidated Balance Sheets, the Company has recorded a long-term notes receivable from an affiliate of $26 million and $28 million as of December 31, 1999 and 2000, respectively.

  (c) LEASE COMMITMENTS.

     In August 2000, the Company entered into separate sale/leaseback transactions with each of three owner-lessors the Company's respective 16.45%, 16.67% and 100% interests in the Conemaugh, Keystone and Shawville generating stations, respectively, acquired in the REMA acquisition. As lessee, the Company leases an interest in each facility from each owner-lessor under a facility lease agreement. The equity interests in all the subsidiaries of REMA are pledged as collateral for REMA's lease obligations. In addition, the subsidiaries have guaranteed the lease obligations. The lease documents contain some restrictive covenants that restrict REMA's ability to, among other things, make dividend distributions unless REMA satisfies various conditions. The covenant restricting dividends would be suspended if the direct or indirect parent of REMA, meeting specified criteria, guarantees the lease obligations. The Company will make lease payments through 2029. The lease term expires in 2034.

     The following table sets forth information concerning the Company's obligations under non-cancelable long-term operating leases as of December 31, 2000, which primarily relate to the REMA leases mentioned above. Other non-cancelable long-term operating leases principally consist of rental agreements for building space, data processing equipment and vehicles, including major work equipment:

                                                                 REMA
                                                              SALE-LEASE
                                                              OBLIGATION   OTHER   TOTAL
                                                              ----------   -----   -----
                                                                     (IN MILLIONS)
2001........................................................    $  259      $ 3    $  262
2002........................................................       137        2       139
2003........................................................        77        2        79
2004........................................................        84        2        86
2005........................................................        75        2        77
2006 and beyond.............................................     1,188        9     1,197
                                                                ------      ---    ------
         Total..............................................    $1,820      $20    $1,840
                                                                ======      ===    ======

     Total lease expense for all operating leases was $1 million, $2 million and $24 million during 1998, 1999 and 2000, respectively.

  (d) CROSS BORDER LEASES.

     During the period from 1994 through 1997, under cross border lease transactions, UNA leased several of its power plants and related equipment and turbines to non-Netherlands based investors (the head leases) and concurrently leased the facilities back under sublease arrangements with remaining terms as of December 31, 2000 of 1 to 24 years. UNA utilized proceeds from the head lease transactions to prepay its sublease obligations and to provide a source for payment of end of term purchase options and other financial undertakings. The initial sublease obligations totaled $2.4 billion of which $1.7 billion remained outstanding as of December 31, 2000. These transactions involve UNA providing to a foreign investor an ownership right in (but not necessarily title to) an asset, with a leaseback of that asset. The net proceeds to UNA of the transactions were recorded as a deferred gain and are currently being amortized to income over the lease terms. At December 31, 1999 and 2000, the unamortized deferred gain on these transactions totaled $87 million and $77 million, respectively. The power plants, related equipment and turbines remain on the financial statements of UNA and continue to be depreciated.

     UNA is required to maintain minimum insurance coverages, perform minimum annual maintenance and, in specified situations, post letters of credit. UNA's shareholder is subject to some restrictions with respect to the liquidation of UNA's shares. In the case of early termination of these contracts, UNA would be contingently liable for some payments to the sublessors, which at December 31, 2000, are estimated to be $274 million. Starting in March 2000, UNA was required by some of the lease agreements to obtain standby letters of credit in favor of the sublessors in the event of early termination. The amount of the required letters of credit was $274 million as of December 31, 2000. Commitments for these letters of credit have been obtained as of December 31, 2000.

  (e) ENVIRONMENTAL AND LEGAL MATTERS.

     The Company is involved in environmental and legal proceedings before various courts and governmental agencies regarding matters arising in the ordinary course of business, some of which involve substantial amounts. The Company's management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company's management believes that the effect on the Company's respective financial statements, if any, from the disposition of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     Environmental Matters. Under the agreement to acquire REMA (see Note 5(a)), the Company became responsible for liabilities associated with ash disposal site closures and site contamination at the acquired facilities in Pennsylvania and New Jersey prior to a plant closing, except for the first $6 million of remediation costs at the Seward Generating Station. A prior owner retained liabilities associated with the disposal of hazardous substances to off-site locations prior to November 24, 1999. As of December 31, 2000, REMA has liabilities associated with six ash disposal site closures and six site investigations and environmental remediations. The Company has recorded its estimate of these environmental liabilities in the amount of $36 million as of December 31, 2000. The Company expects approximately $13 million will be paid over the next five years.

     Prior to the Company's acquisition of UNA (see Note 5(b)), UNA had a $25 million obligation primarily related to asbestos abatement, as required by Dutch law, and soil remediation at six sites. During 2000, the Company initiated a review of potential environmental matters associated with UNA's properties. UNA began remediation in 2000 of the properties identified to have exposed asbestos and soil contamination, as required by Dutch law and the terms of some leasehold agreements with municipalities in which the contaminated properties are located. All remediation efforts are to be fully completed by 2005. As of December 31, 2000, the estimated undiscounted liability for this asbestos abatement and soil remediation was $24 million.

     California Wholesale Market. Reliant Energy, Reliant Energy Services and Reliant Energy Power Generation, Inc. have been named as defendants in class action lawsuits and other lawsuits filed against a number of companies that own generation plants in California and other sellers of electricity in California markets. RERC Corp. has also been named as a defendant on one of the lawsuits. Pursuant to the terms of the master separation agreement between Reliant Energy and Reliant Resources (see Note 4(d)), the Company will agree to indemnify Reliant Energy and RERC Corp. for any damages arising under these lawsuits, and may elect to defend these lawsuits at the Company's own expense. Three of these lawsuits were filed in the Superior Court of the State of California, San Diego County; two were filed in the Superior Court in San Francisco County. While the plaintiffs allege various violations by the defendants of state antitrust laws and state laws against unfair and unlawful business practices, each of the lawsuits is grounded on the central allegation that defendants conspired to drive up the wholesale price of electricity. In addition to injunctive relief, the plaintiffs in these lawsuits seek treble the amount of damages alleged, restitution of alleged overpayments, disgorgement of alleged unlawful profits for sales of electricity during all or portions of 2000, costs of suit and attorneys' fees. In one of the cases the plaintiffs allege aggregate damages of over $4 billion. Defendants have filed petitions to remove the cases to federal court. Furthermore, defendants have filed a motion with the Panel on Multidistrict Litigation seeking transfer and consolidation of all the cases. These lawsuits have only recently been filed. Therefore, the ultimate outcome of the lawsuits cannot be predicted with any degree of certainty at this time. However, the Company does not believe, based on its analysis to date of the claims asserted in these lawsuits and the underlying facts, that resolution of these lawsuits will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

  (f) INDEMNIFICATION OF STRANDED COSTS.

     The stranded costs in the Dutch electricity market are considered to be the liabilities, uneconomical contractual commitments, and other costs associated with obligations entered into by the coordinating body for the Dutch electricity generating sector, N.V. Samenwerkende elecktriciteits-produktiebedrijven (SEP), plus some district heating contracts with some municipalities in Holland. As of December 29, 2000, SEP changed its name to BV Nederlands Elektriciteit Administratiekantoor.

     SEP was incorporated as the coordinating body for four of the large-scale Dutch electricity generation companies, including UNA, which currently has an equity interest in SEP of 25%. Among other things, SEP prior to 2001 owned and managed the dispatch for the national transmission grid, coordinated the fuel supply, managed the import and the export of electricity, and settled production costs for the electricity generation companies.

     Under the Cooperation Agreement (OvS Agreement), UNA and the other Dutch generators agreed to sell their generating output through SEP. Over the years, SEP incurred stranded costs as a result of a perceived need to cover anticipated shortages in energy production supply. SEP stranded costs consist primarily of investments in alternative energy sources and fuel and power purchase contracts currently estimated to be uneconomical.

     In December 2000, the Dutch parliament adopted legislation, The Electricity Production Sector Transitional Arrangements Act (Transition Act), allocating to the Dutch generation sector, including UNA, financial responsibility for various stranded cost contracts and other liabilities of SEP. The Transition Act also authorizes the government to purchase from SEP at least a majority of the shares in the Dutch national transmission grid company. The legislation became effective in all material respects on January 1, 2001.

     The Transition Act allocates financial responsibility to the individual Dutch generators based on their average share in the costs and revenues under the OvS Agreement during the past ten years. UNA's allocated share of these costs has been set at 22.5%. In particular, the Transition Act allocates to the four Dutch generation companies, including UNA, financial responsibility for SEP's obligations to purchase electricity and gas under an import gas supply contract and three electricity import contracts. The gas import contract expires in 2015 and provides for gas imports aggregating 2.283 billion cubic meters per year. The three electricity contracts have the following capacities and terms:
(a) 300 MW through 2005, (b) 600 MW through 2005 and (c) 600 MW through 2002 and 750 MW through 2009. The generators have the option of assuming their pro rata interests in the contracts or, subject to the assignment terms of the contracts, selling their interests to third parties.

     The Transition Act provides that, subject to the approval of the European Commission, the Dutch government will make financial compensations to the Dutch generation sector for the out of market costs associated with two stranded cost items: an experimental coal facility and district heating contracts.

     The four Dutch generation companies and SEP are in discussions with the Dutch Ministry of Economic Affairs regarding the implementation of the Transition Act. The parties have reached an agreement in principle with the Dutch Ministry of Economic Affairs regarding the compensation to be paid to SEP for the national high voltage transmission grid company, known as TenneT. The proposed compensation amount is NLG 2.55 billion (approximately $1.1 billion based on an exchange rate of 2.34 NLG per U.S. dollar as of December 31, 2000). Although the Transition Act clarifies many issues regarding the anticipated resolution of the stranded costs debate in the Netherlands, there remain considerable uncertainties regarding the exact manner in which the Transition Act will be implemented and the potential for third parties to challenge the Transition Act on legal and constitutional grounds.

     In connection with the acquisition of UNA, the selling shareholders of UNA agreed to indemnify UNA for some stranded costs in an amount not to exceed NLG
1.4 billion (approximately $599 million based on an exchange rate of 2.34 NLG per U.S. dollar as of December 31, 2000), which may be increased in some circumstances at the option of the Company up to NLG 1.9 billion (approximately $812 million). Of the total consideration paid by the Company for the shares of UNA, NLG 900 million (approximately $385 million) has been placed by the selling shareholders in an escrow account under the direction of the Dutch Ministry of Economic Affairs to secure the indemnity obligations. Although the Company's management believes that the indemnity provision will be sufficient to fully satisfy UNA's ultimate share of any stranded cost obligation, this judgment is based on numerous assumptions regarding the ultimate outcome and timing of the resolution of the stranded cost issue, the former shareholders' timely performance of their obligations under the indemnity arrangement, and the amount of stranded costs which at present is not determinable.

  (g) PAYMENT TO RELIANT ENERGY IN 2004.

     To the extent the Company's price for providing retail electric service to residential and small commercial customers in Reliant Energy's Houston service territory during 2002 and 2003, which price is mandated by the Legislation, exceeds the market price of electricity, the Company will be required to make a payment to Reliant Energy in early 2004 unless the Texas Utility Commission determines that, on or prior to January 1, 2004, 40% or more of the amount of electric power that was consumed in 2000 by residential or small commercial customers, as applicable, within Reliant Energy's Houston, Texas service territory as of January 1, 2002 is committed to be served by retail electric providers other than the Company. If the 40% test is not met and a payment is required, the amount of this payment will not exceed, but could be up to, $150 per customer multiplied by the number of residential or small commercial customers, as the case may be, that the Company serves on January 1, 2004 in Reliant Energy's traditional service territory, less the number of new retail electric customers the Company serves in other areas of Texas. As of December 31, 2000, Reliant Energy had approximately 1.5 million residential and small commercial customers. In the master separation agreement between the Company and Reliant Energy, the Company will agree to make this payment, if any, to Reliant Energy.

  (h) CALIFORNIA WHOLESALE MARKET UNCERTAINTY.

     During the summer and fall of 2000, prices for wholesale electricity in California increased dramatically as a result of a combination of factors, including higher natural gas prices and emission allowance costs, reduction in available hydroelectric generation resources, increased demand, decreases in net electric imports, structural market flaws including over-reliance on the electric spot market, and limitations on supply as a result of maintenance and other outages. Although wholesale prices increased, California's deregulation legislation kept retail rates frozen below 1996 levels. This caused two of California's public utilities, which are the Company's customers based on its deliveries to the Cal PX and the Cal ISO, to accrue billions of dollars of unrecovered wholesale power costs and to ultimately default in January and February 2001 on payments owed for wholesale power purchased through the Cal PX and from the Cal ISO and, in the case of Pacific Gas and Electric Company, to file a voluntary petition for bankruptcy.

     As of December 31, 2000, the Company was owed $101 million by the Cal PX and $181 million by the Cal ISO. In the fourth quarter of 2000, the Company recorded a pre-tax provision of $39 million against receivable balances related to energy sales in the California market. From January 1, 2001 through March 31, 2001, the Company has collected $110 million of these receivable balances. As of March 31, 2001, the Company was owed a total of $337 million by the Cal ISO, the Cal PX, the California Department of Water Resources (CDWR) and California Energy Resources Scheduling, for energy sales in the California wholesale market during the fourth quarter of 2000 through March 31, 2001. In the first quarter of 2001, the Company recorded a pre-tax provision of $38 million against receivable balances related to energy sales from January 1, 2001 through March 31, 2001 in the California market. Management will continue to assess the collectibility of these receivables based on further developments affecting the California electricity market and the market participants described herein. Additional provisions to the allowance may be warranted in the future.

     In response to the filing of a number of complaints challenging the level of wholesale prices, the FERC initiated a staff investigation and issued an order on December 15, 2000 implementing a series of wholesale market reforms, including an interim price review procedure for prices above a $150/MWh "breakpoint" on sales to the Cal ISO and through the Cal PX. The order does not prohibit sales above the "breakpoint," but the seller is subject to weekly reporting and monitoring requirements. For each reported transaction, potential refund liability extends for a period of 60 days following the date any such transaction is reported to the FERC. On March 9, 2001, the FERC issued a further order establishing a proxy market clearing price of $273/MWh for January 2001, and on March 16, 2001 the FERC issued a further order adjusting the proxy market clearing price to $430/MWh for February 2001.

     In the FERC's March 9 and March 16 orders, the FERC indicated that approximately $12 million of the $125 million charged by the Company in January 2001 in California to the Cal ISO and the Cal PX and approximately $7 million of the $47 million charged by the Company in February 2001 in California to the Cal ISO and the Cal PX were subject to possible refunds. In an order issued April 16, 2001, the FERC found that the Company did not have any potential refund obligations associated with its sales in March 2001. In the March 9 and March 16 orders, the FERC set forth procedures for challenging possible refund obligations. Because the Company believes that there is cost or other justification for prices charged above the proxy market clearing prices established in the March 9 and March 16 orders, the Company has notified the FERC of its desire to challenge the bulk of the Company's potential refund amounts identified in such orders. Any refunds the Company may ultimately be obligated to pay are to be credited against unpaid amounts owed to the Company for its sales in the Cal PX or to the Cal ISO. While the December 15 order established that a refund condition would be in place for the period beginning October 2, 2000 through December 31, 2002, this refund condition for January and February sales is limited to the amounts identified for possible refund. The balance of the Company's sales in January and February, representing the vast majority of the Company's California sales in those two months, are no longer subject to refund since they were not challenged during the 60 day period following the reporting of such sales. Sales prior to January and subsequent to October 2, 2000 remain subject to refund under the FERC's December 15 order. The December 15 order also eliminated the requirement that California's public utilities sell all of their generation into and purchase all of their power from the Cal PX and directed that the Cal PX wholesale tariffs be terminated effective April 2001. The Cal PX has since suspended its day-ahead and day-of markets and filed for bankruptcy protection on March 9, 2001. Motions for rehearing have been filed on a number of issues related to the December 15 order and such motions are still pending before the FERC.

     On April 26, 2001, the FERC issued an order establishing a market monitoring and mitigation plan for the California markets. The plan retains the December 15 order's "breakpoint" approach to price mitigation, for bids in the real-time market during periods when power reserves fall below 7.5 percent (i.e., Stages 1, 2 and 3 emergencies). The plan's breakpoint amount will be based on variable cost calculations using data submitted confidentially by each gas-fired generator to the FERC and the Cal ISO. The Cal ISO will use this data and indices of natural gas and emissions credits costs to establish the market-clearing price in real-time based on the marginal cost of the highest-cost generator called to run. This price mitigation scheme will replace the December 15 order's regime on May 29, 2001, and will be effective for no more than one year. The



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




plan also increases the Cal ISO's authority to coordinate and control generating facility outages, subject to periodic reports to the FERC; requires generators in California to offer all their available capacity for sale in the real-time market, and conditions sellers' market-based rate authority such that sellers violating certain conditions on their bids will be subject to increased scrutiny by the FERC, potential refunds and even revocation of their market-based rate authority. The FERC conditioned implementation of the market monitoring and mitigation plan on the Cal ISO and the three California public utilities filing a regional transmission organization proposal by June 1, 2001.

     In addition to the FERC investigation discussed above, several state and other federal regulatory investigations and complaints have commenced in connection with the wholesale electricity prices in California and other neighboring Western states to determine the causes of the high prices and potentially to recommend remedial action. In California, the California Public Utilities Commission (CPUC), the California Electricity Oversight Board, the California Bureau of State Audits and the California Office of the Attorney General all have separate ongoing investigations into the high prices and their causes. With the exception of a report by the California Bureau of State Audits, none of these investigations have been completed and no findings have been made in connection with any of them. The recently released California state audit report concluded that the foremost cause of the market disruptions in California was fundamental flaws in the structure of the power market.

     Despite the market restructuring ordered under the December 15 order, the California public utilities have continued to accrue unrecovered wholesale costs. As a result, the credit ratings of two of these public utilities were severely downgraded to below investment grade in January 2001. As their credit lines became unavailable, the two utilities defaulted on payments due to the Cal PX and the Cal ISO, which operate financially as pass-through entities, coordinating payments from buyers and sellers of electricity. As a result, the Cal PX and Cal ISO were not able to pay final invoices to market participants totaling over $1 billion.

     The default of two of California's public utilities on amounts owed the Cal PX and the Cal ISO for purchased power, and the filing of a voluntary petition for bankruptcy by Pacific Gas and Electric Company, have further exacerbated the current crisis in the California wholesale markets and resulted in substantial uncollected receivables owed to the Company by the Cal ISO and the Cal PX. The Cal PX's efforts to recover the available collateral of the utilities, in the form of block forward contracts, have been frustrated by the emergency acts of California's Governor, who seized control of the contracts upon the expiration of temporary restraining orders prohibiting such action. Although obligated to pay reasonable value for the contracts, the state of California has not yet made any payment for the contracts. Various actions have been filed challenging the Governor's ability to seize these contracts and seeking to impose an obligation to pay the fair market value of the contracts as of the date seized.

     Upon the default of the two utilities of amounts due to the Cal PX, the Cal PX issued "charge-backs" allocating the utilities' defaults to the other market participants. Proceedings were brought both in federal court and at the FERC seeking a suspension of the charge-backs and challenging the reasonableness of the Cal PX's actions. The Cal PX agreed to a preliminary injunction suspending any of its charge-back activities and on April 6, 2001, the FERC issued an order finding the chargebacks to be unjust and unreasonable under the circumstances but deferred further action pending resolution of certain matters. Amounts owed to the Company were debited in invoices by the Cal PX for charge-backs in the amount of $29 million and, on February 14, 2001, the Company filed its own lawsuit against the Cal PX in the United States District Court for the Central District of California, seeking a recovery of those amounts and a stay of any further charge-backs by the Cal PX. The filing of bankruptcy by the Cal PX will automatically stay for some period the various court and administrative cases against the Cal PX, although in its April 6 order the FERC asserted its regulatory power to address the chargeback issues.

     The two defaulting utilities have both filed lawsuits challenging the refusal of state regulators to allow wholesale power costs to be passed through to retail customers under the "filed rate doctrine." The filed rate doctrine provides that wholesale power costs approved by the FERC are entitled to be recovered through rates. Additionally, to address the failing financial condition of the two defaulting utilities and the utilities' potential bankruptcy, the California Legislature passed emergency legislation, effective January 18, 2001 and



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February 2, 2001, appropriating funds to be used by the CDWR for the purchase of wholesale electricity on behalf of the utilities and authorizing the sale of bonds to fund future purchases under long-term power contracts with wholesale generators. The CDWR has solicited bids and has reported that it has entered into some long-term contracts with generators and continued the purchasing of short-term power contracts. No bonds have yet been issued by the CDWR to support long-term power purchases or to provide credit support for short-term purchases.

     As noted above, two of California's public utilities have defaulted in their payment obligations to the Cal PX and the Cal ISO as a result of the refusal of state regulators to allow them to recover their wholesale power costs. This refusal by state regulators has also caused the utilities to default on numerous other financial obligations, and, in the case of Pacific Gas and Electric Company, to file a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. On March 27, 2001, the CPUC approved an increase in the retail rates of the two defaulting California utilities but ordered the utilities to apply the increase to pay the CDWR for power purchased by the CDWR on the utilities' behalf. Because the CPUC order attempts to prevent use of the increased revenue to pay suppliers for electricity delivered before the date of the decision, the rate increase does not address the existing indebtedness of the utilities. While the bankruptcy filing will result in further post-petition purchases of wholesale electricity being considered administrative expenses of the debtor, a substantial delay could be experienced in the payment of pre-petition receivables pending the confirmation of a reorganization plan. The California Legislature is currently considering legislation under which a state entity would be formed to purchase and operate a substantial share of the transmission lines in California in an effort to provide cash to the utilities. A number of the creditors for one of the other troubled California public utilities, Southern California Edison Company, have indicated, however, that unless there is more action on a plan to restore the utility's solvency, an involuntary bankruptcy filing may be made by such creditors. Southern California Edison's April 9, 2001 memorandum of understanding with the state of California, which would transfer the utility's transmission system to the CDWR or another state agency for approximately $2.76 billion, is intended to address these issues. The closing of this transaction is subject to numerous factors including completion of documentation and extensive regulatory approvals, including approval by the FERC.

     Because California's power reserves remain at low levels, in part as a result of the lack of creditworthy buyers of power given the defaults of the California utilities, the Cal ISO has relied on emergency dispatch orders requiring generators to provide at the Cal ISO's direction all power not already under contract. The power supplied to the Cal ISO has been used to meet the needs of the customers of the utilities, even though two of those utilities do not have the credit required to receive such power under the Cal ISO's tariff and may be unable to pay for it. The Cal ISO had previously obtained a preliminary injunction on March 21, 2001 from a federal district court in California compelling the Company to comply with emergency dispatch orders despite the utilities' failure to meet credit standards. The district court issued the preliminary injunction based on the conclusion that the Cal ISO's tariff provisions regarding credit were not applicable to emergency dispatch orders. On March 22, 2001, the Company filed a notice of appeal of the district court's injunction with the Ninth Circuit Court of Appeals and on March 23, 2001, the Company filed an emergency motion for stay of the injunction. Because the Company showed a "high likelihood of success on the merits" on the appeal, the Ninth Circuit granted the stay on April 5, 2001 suspending the district court's preliminary injunction pending its final ruling on the appeal. On April 6, 2001, the FERC issued an order confirming that the credit provisions of the Cal ISO's tariff apply to all sales of electricity under the tariff, including emergency dispatch orders. As a result of the FERC's order, the district court's preliminary injunction expired in accordance with its terms and the Company expects that the district court will dismiss the Cal ISO's complaint. Therefore, the Company no longer needs to pursue any further appeal to the Ninth Circuit since it will no longer be compelled to comply with emergency dispatch orders in the absence of a creditworthy counterparty.



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(15) SUBSEQUENT EVENTS

  (a) STOCK SPLIT.

     Reliant Resources' Certificate of Incorporation was amended to, among other things, effect a 240,000 to 1 stock split of Reliant Resources' common stock on January 5, 2001. Reliant Resources has filed a registration statement on Form S-1 to register with the Securities and Exchange Commission up to $1.7 billion maximum aggregate offering price of Reliant Resources' authorized but unissued shares of common stock. The offering is expected to reduce Reliant Energy's ownership in Reliant Resources to approximately 80%. There can be no assurance that the Offering will occur.

  (b) FLORIDA TOLLING ARRANGEMENT.

     In the first quarter of 2001, the Company entered into tolling arrangements with a third party to purchase the rights to utilize and dispatch electric generating capacity of approximately 1,100 MW. This electricity is expected to be generated by two gas-fired, simple-cycle peaking plants, with fuel oil backup, to be constructed by the tolling partner in Florida, which are anticipated to be completed by the summer of 2002, at which time the Company will commence tolling payments.

  (c) CREDIT FACILITY.

     Between December 2000 and March 2001, the Company entered into thirteen bilateral credit facilities with financial institutions, which provide for an aggregate of $1.8 billion in committed credit. The facilities became effective subsequent to December 31, 2000 and expire on October 2, 2001. Interest rates on the borrowings are based on LIBOR plus a margin, a base rate or a rate determined through a bidding process. These facilities contain various business and financial covenants requiring the Company to, among other things, maintain a ratio of net debt to the sum of net debt, subordinated affiliate debt and shareholders' equity not to exceed 0.60 to 1.00. These covenants are not anticipated to materially restrict the Company from borrowing funds or obtaining letters of credit under these facilities. The credit facilities are subject to commitment and usage fees that are calculated based on the amount of the facility and on the amounts outstanding under the facilities, respectively.

  (d) LEASE COMMITMENTS.

     In March 2001, Reliant Energy reached an agreement in principle to enter into a lease for office space for Reliant Resources in a building yet to be constructed. The lease term, which commences second quarter 2003, is 15 years with two five-year renewal options. Reliant Energy also has the right to name the building. Following the Distribution, Reliant Energy will transfer the lease obligation to the Company.

  (e) RELATED PARTY TRANSACTIONS.

     In March 2001, the Company paid $236 million of the debt owed to Reliant Energy, along with the accrued interest on the amount. This $236 million is not part of the $1.9 billion of the indebtedness owed to Reliant Energy described in
Note 4(c). The repayment was made with general corporate funds of the Company, including amounts borrowed under the Company's credit facilities.

                                *      *      *



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